UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.         English translation of the (i) Unaudited Condensed Consolidated Financial Statements of Telecom Argentina S.A., and (ii) Telecom Argentina S.A.´s Operating and Financial Review and Prospects as of June 30, 2020

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of June 30, 2020

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$70.46 = US$1 as of June 30, 2020

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020 AND 2019

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		June 30,	December 31,
	Note	2020	2019
ASSETS
Current Assets
Cash and cash equivalents	2	49,162	29,059
Investments	2	2,253	487
Trade receivables	3	17,152	19,271
Other receivables	4	5,760	5,214
Inventories	5	2,325	3,649
Total current assets		76,652	57,680
Non-Current Assets
Trade receivables	3	54	94
Other receivables	4	1,603	1,911
Deferred income tax assets	13	330	333
Investments	2	2,241	2,412
Goodwill	6	210,198	210,308
Property, plant and equipment	7	270,313	279,437
Intangible assets	8	90,190	93,775
Right of use assets	9	12,011	10,790
Total non-current assets		586,940	599,060
TOTAL ASSETS		663,592	656,740
LIABILITIES
Current Liabilities
Trade payables	10	28,649	36,308
Financial debt	11	78,957	40,076
Salaries and social security payables	12	9,972	11,292
Taxes payables	14	3,927	3,763
Dividends payables	2	152	-
Leases liabilities	15	3,177	2,998
Other liabilities	16	2,168	1,879
Provisions	17	1,321	1,353
Total current liabilities		128,323	97,669
Non-Current Liabilities
Trade payables	10	3,661	2,675
Financial debt	11	104,243	132,581
Salaries and social security payables	12	871	978
Deferred income tax liabilities	13	62,828	59,696
Taxes payables	14	10	16
Leases liabilities	15	5,400	4,171
Other liabilities	16	1,031	1,731
Provisions	17	4,662	5,258
Total non-current liabilities		182,706	207,106
TOTAL LIABILITIES		311,029	304,775
EQUITY
Equity attributable to Controlling Company		347,432	346,550
Equity attributable to non-controlling interest		5,131	5,415
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	20	352,563	351,965
TOTAL LIABILITIES AND EQUITY		663,592	656,740

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except earnings per share in Argentine pesos in current currency - Note 1.e)

		Three-month periods ended June 30,		Six-month periods ended June 30,
	Note	2020	2019	2020	2019
Revenues	21	65,023	66,004	131,158	135,272
Employee benefit expenses and severance payments	22	(12,065)	(12,090)	(24,419)	(25,815)
Interconnection and transmission costs		(2,477)	(1,973)	(4,601)	(4,264)
Fees for services, maintenance, materials and supplies	22	(6,490)	(6,925)	(13,739)	(13,963)
Taxes and fees with the Regulatory Authority	22	(4,888)	(5,285)	(9,923)	(10,728)
Commissions and advertising		(3,249)	(4,030)	(7,011)	(7,965)
Cost of equipment and handsets	22	(2,028)	(3,211)	(4,399)	(6,621)
Programming and content costs		(4,011)	(4,865)	(8,991)	(10,197)
Bad debt expenses	3	(2,990)	(1,538)	(5,359)	(3,800)
Other operating expenses	22	(2,182)	(3,277)	(4,864)	(6,466)
Depreciation, amortization and impairment of fixed assets	22	(16,228)	(16,473)	(33,361)	(32,092)
Operating income		8,415	6,337	14,491	13,361
Earnings from associates	2	119	75	216	236
Debt financial expenses	23	(9,495)	9,039	(12,755)	2,710
Other financial results, net	23	1,646	(2,314)	3,300	4,180
Income before income tax expense		685	13,137	5,252	20,487
Income tax expense	13	(1,507)	(5,530)	(3,291)	(10,881)
Net (loss) income for the period		(822)	7,607	1,961	9,606

Attributable to:
Controlling Company		(942)	7,497	1,744	9,422
Non-controlling interest		120	110	217	184
		(822)	7,607	1,961	9,606

Earnings per share attributable to Controlling Company - Basic and diluted	1.d	(0.44)	3.48	0.81	4.37

See Note 22 for additional information on operating expenses per function.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2020	2019	2020	2019

Net (loss) income for the period	(822)	7,607	1,961	9,606

Other comprehensive income - Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	229	(1,982)	(829)	(2,745)
NDF effects classified as hedges	15	(235)	(323)	(351)
Income Tax effects on NDF classified as hedges	(3)	36	89	69
Other comprehensive income (loss), net of tax	241	(2,181)	(1,063)	(3,027)

Total comprehensive (loss) income for the period	(581)	5,426	898	6,579

Attributable to:
Controlling Company	(769)	5,790	874	7,013
Non-controlling interest	188	(364)	24	(434)
	(581)	5,426	898	6,579

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution				Reserves
	Outstanding shares - Capital nominal value (1)	Treasury shares - Capital nominal value (1) (2)	Inflation adjust ment	Treasury shares acquisition cost (2)	Conntributed Surplus	Legal reserve	Special reserve for IFRS implemen- tation	Voluntary reserve for capital invest-ments	Facultative (3)	Facultative reserve for future dividends payments	Other comprehensive results	Other deferred	Retained earnings	Equity attributable to controlling company	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2019	2,154	15	77,289	(3,136)	222,530	3,959	1,705	5,767	19,802	19,194	(1,311)	(622)	47,040	394,386	5,638	400,024
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019:
- Reserves constitutions	-	-	-	-	-	464	-	-	25,721	11,010	-	-	(37,195)	-	-	-
- Dividends	-	-	-	-	-	-	-	-	-	-	-	-	(9,846)	(9,846)	-	(9,846)
Dividends to non-controlling shareholders (4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(303)	(303)
Capital Reduction	-	(4)	(263)	628	-	-	-	-	-	-	-	-	(361)	-	-	-
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	-	9,422	9,422	184	9,606
Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	(2,409)	-	-	(2,409)	(618)	(3,027)
Total Comprehensive (loss) income	-	-	-	-	-	-	-	-	-	-	(2,409)	-	9,422	7,013	(434)	6,579

Balances as of June 30, 2019	2,154	11	77,026	(2,508)	222,530	4,423	1,705	5,767	45,523	30,204	(3,720)	(622)	9,060	391,553	4,901	396,454

Balances as of January 1, 2020	2,154	-	76,204	-	222,530	4,423	1,705	5,767	43,120	1,776	(3,362)	(737)	(7,030)	346,550	5,415	351,965
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020:
- Absorption of negative Retained earnings	-	-	-	-	-	-	-	(2,035)	(4,955)	-	-	-	6,990	-	-	-
- Reserves reallocation	-	-	-	-	(11,473)	-	-	(3,732)	11,473	3,732	-	-	-	-	-	-
Dividends to non-controlling shareholders (4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(308)	(308)
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual valuation adjustment (5)	-	-	-	-	-	-	-	-	-	-	-	8	-	8	-	8
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	-	1,744	1,744	217	1,961
Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	(870)	-	-	(870)	(193)	(1,063)
Total Comprehensive (loss) income	-	-	-	-	-	-	-	-	-	-	(870)	-	1,744	874	24	898

Balances as of June 30, 2020	2,154	-	76,204	-	211,057	4,423	1,705	-	49,638	5,508	(4,232)	(729)	1,704	347,432	5,131	352,563

(1) As of June 30, 2020 and 2019 total shares were issued and fully paid. As of June 30, 2019, 11,548,413 were treasury shares.

(2) As of June 30, 2019 corresponds to 11,548,413 shares of $1 argentine peso of nominal value each, equivalent to 0.70% of total capital.

(3) Correspond to the Facultative Reserves to maintain the capital investments level and the current level of solvency.

(4) Corresponds to non-controlling interest of Núcleo.

(5) On September 25, 2019, Telecom and the non-controlling shareholders of AVC Continente Audiovisual (the “Assignors”) executed an Offer for an Irrevocable Call and Put Option on all the shares of AVC Continente Audiovisual held by the Assignors. This transaction has an impact of $120 in Other deferred under Equity Attributable to Controlling Shareholders in the unaudited consolidated financial statements.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		Six-month periods ended June 30,
	Note	2020	2019
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		1,961	9,606
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		5,622	4,250
Depreciation of property, plant and equipment	7	26,632	25,625
Amortization of intangible assets	8	4,150	4,464
Amortization of rights of use assets	9	2,430	1,876
Earnings from associates	2.a	(216)	(236)
Disposals of fixed assets and consumption of materials		407	93
Financial results and others		12,477	236
Income tax expense	13	3,291	10,881
Income tax paid		(724)	(1,142)
Net (increase) decrease in assets	2.b	(4,312)	5,458
Net decrease in liabilities	2.b	(4,442)	(14,542)
Total cash flows provided by operating activities		47,276	46,569
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(21,810)	(26,627)
Intangible asset acquisitions		(699)	(968)
Proceeds from dividends	2.b	15	153
Proceeds from the sale of property, plant and equipment and intangible assets		-	1
Investments not considered as cash and cash equivalents		(1,077)	2,100
Total cash flows used in investing activities		(23,571)	(25,341)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	2.b	27,688	31,286
Payment of financial debt	2.b	(20,309)	(19,998)
Payment of interests and related expenses	2.b	(9,449)	(4,647)
Payments of leases liabilities		(2,451)	(2,264)
Payment of cash dividends	2.b	(154)	(9,555)
Total cash flows used in financing activities		(4,675)	(5,178)

NET INCREASE IN CASH AND CASH EQUIVALENTS		19,030	16,050
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		29,059	12,042
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		1,073	(2,047)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		49,162	26,045

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019 (*)

(In millions of Argentine pesos, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

The Company/Telecom Argentina/Telecom: Telecom Argentina S.A.

Micro Sistemas/Pem/CV Berazategui/Cable Imagen/Última Milla/AVC Continente Audiovisual/Inter Radios: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., CV Berazategui S.A., Cable Imagen S.R.L., Última Milla S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay / Televisión Dirigida / Adesol: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A. y Adesol S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

BYMA (Bolsas y Mercados Argentinos) / NYSE: Buenos Aires Stock Exchange and New York Stock Exchange, respectively.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

DNU (Decreto de Necesidad y Urgencia): Decree of Need and Urgency.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards.

IASB:  International Accounting Standards Board.

ICT services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y censos):  The National Institute of statistics and cense.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NDF: Non-Deliverable Forward.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Gain (Loss) of the changes in the purchasing power of the Argentine peso.

Roaming: charges from the use of networks of other national and international operators.

RT:  Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

VAT: Value-Added Tax.

VLG: VLG S.A.U. (formerly VLG Argentina LLC): a company that is a shareholder of the Company and controlled by CVH.

In these unaudited consolidated financial statements, unless otherwise stated, Argentine peso amounts are stated in millions.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29 and RT 43) that adopted IFRS as issued by the IASB, also adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the 2019 annual consolidated financial statements, which can be consulted at the Company’s website (https://institucional.telecom.com.ar/inversores). Therefore, these unaudited consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements.

These unaudited consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina’s direct/indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of televisión and audio signals direct to home	Paraguay	67.50%
Microsistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investments	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)         Includes the 100% interest in Telmas S.A. which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency as of June 30, 2020 (see item e) on an accrual basis of accounting (except for the statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method.

These unaudited consolidated financial statements as of June 30, 2020, were approved by resolution of the Board of Directors’ meeting held on August 14, 2020.

b)   Consolidated Financial Statement Formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;

•         the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation represents the way that the business is monitored by the Executive Committee and the CEO and, additionally, are in line with the usual presentation of expenses in the ICT services industry;

•                  the consolidated statements of comprehensive income include the net income (loss) of the period included in the consolidated income statement and all components of other comprehensive income;

TELECOM ARGENTINA S.A.

•                  the consolidated statements of changes in equity have been prepared showing separately (i) net income (loss) of the period, (ii) other comprehensive income (loss) of the period, and (iii) transactions with shareholders (owners and non-controlling interest) if corresponds;

•                  the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Section 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes to these unaudited consolidated financial statements, as admitted by IFRS.

c)   Segment information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment the activities related to the mobile services, internet services, cable television and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic and financial information of Telecom Argentina and its subsidiaries (in currency of the date of each transaction), that is prepared as a single segment, and evaluate the evolution of business as a results generation unit, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriated to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described and under the accounting principles established in the IFRS as issued by the IASB, it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in currency of the date of each transaction), taking into account that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments”.

TELECOM ARGENTINA S.A.

Presented below is the Segment financial information as analyzed by the Executive Committee and the CEO for the periods ended June 30, 2020 and 2019:

❑         Consolidated Income Statement as of June 30, 2020

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	116,959	6,012	122,971	8,220	430	8,650	(463)	131,158
Operating costs without depreciation, amortization and impairment of fixed assets	(73,755)	(4,447)	(78,202)	(5,291)	(276)	(5,567)	463	(83,306)
Adjusted EBITDA	43,204	1,565	44,769	2,929	154	3,083	-	47,852
Depreciation, amortization and impairment of fixed assets	(14,817)	(16,394)	(31,211)	(1,951)	(199)	(2,150)	-	(33,361)
Operating income	28,387	(14,829)	13,558	978	(45)	933	-	14,491

Earnings from associates								216
Debt financial expenses								(12,755)
Other financial results, net								3,300
Income before income tax expense								5,252
Income tax expense								(3,291)
Net income								1,961

Attributable to:
Controlling Company								1,744
Non-controlling interest								217
								1,961

❑         Consolidated Income Statement as of June 30, 2019

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	82,337	45,011	127,348	5,538	3,048	8,586	(662)	135,272
Operating costs without depreciation, amortization and impairment of fixed assets	(54,051)	(30,557)	(84,608)	(3,788)	(2,085)	(5,873)	662	(89,819)
Adjusted EBITDA	28,286	14,454	42,740	1,750	963	2,713	-	45,453
Depreciation, amortization and impairment of fixed assets	(11,596)	(18,422)	(30,018)	(1,283)	(791)	(2,074)	-	(32,092)
Operating income	16,690	(3,968)	12,722	467	172	639	-	13,361

Earnings from associates								236
Debt financial expenses								2,710
Other financial results, net								4,180
Income before income tax expense								20,487
Income tax expense								(10,881)
Net income								9,606

Attributable to:
Controlling Company								9,422
Non-controlling interest								184
								9,606

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below (in current currency as of June 30, 2020):

i)               Sales revenues from customers located in Argentina amounted to $122,519 and $126,668 during the six-month periods ended June 30, 2020 and 2019, respectively; while sales revenues from foreign customers amounted to $8,639 and $8,604 during the six-month periods ended June 30, 2020 and 2019, respectively.

ii)            CAPEX corresponding to the segment “Services rendered in Argentina” amounted to $16,849 and $28,276 during the six-month periods ended June 30, 2020 and 2019, respectively; while CAPEX corresponding to the segment “Other abroad segments” amounted to $2,149 and $2,677 during the six-month periods ended June 30, 2020 and 2019, respectively.

TELECOM ARGENTINA S.A.

iii)         PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Services rendered in Argentina” amounted to $560,471 and $571,654 as of June 30, 2020 and as of December 31, 2019, respectively; while PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Other abroad segments” amounted to $22,241 and $22,656 as of June 30, 2020 and as of December 31, 2019, respectively.

iv)        Financial Debt corresponding to the segment “Services rendered in Argentina” amounted to $177,943 and $168,002 as of June 30, 2020 and as of December 31, 2019, respectively; while Financial Debt corresponding to the segment “Other abroad segments” amounted to $5,257 and $4,655 as of June 30, 2020 and as of December 31, 2019, respectively.

d)   Net income per share

Basic earnings per share are calculated by dividing the net income attributable to owners of the Parent Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares issued and common shares to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the six-month periods ended June 30, 2020 and 2019, the weighted average number of shares outstanding amounted to 2,153,688,011.

e)   Financial reporting in hyperinflationary economies

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it operates in an economic environment considered hyperinflationary.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of characteristics to consider, including a cumulative inflation rate over three years that approximates or exceeds 100%.

The macroeconomic events that have taken place in the country during the year 2018 and the three-year accumulated inflation rate as of December 31, 2018, that reached 147.8%, evidenced compliance with the qualitative and quantitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. On the other hand, the FACPCE issued Resolution No. 539/18 on September 29, 2018 in which defined the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the inflation restatement such as, for example, the indexes to be used (Resolution approved on October 10, 2018, by the CPCECABA through Resolution No. 107/2018).

In addition, Law No. 27,468 amended Section 10 of Law No. 23,928, and its amendments, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variance and any other form of restatement of debts, taxes, prices or fees related to property, works or services, does not apply to financial statements, which remain subject to Section 62 of the General Associations Law, as amended. In addition, it repealed Decree No. 1,269/2002, as amended, and delegated on the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them.

Therefore, through Resolution No. 777/18, the CNV established the method to restate financial statements in current currency in accordance with IAS 29 for years/periods ended since December 31, 2018. Therefore, these unaudited financial statements are restated in current currency of June 30, 2020.

In relation to the inflation index to be used, according to Resolution No. 539/18, it was determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires. Then, from January 2017, the National Consumer Price Index (National CPI) was considered.

TELECOM ARGENTINA S.A.

The table below shows the evolution of these indexes in the last two years and as of June 30, 2020 and 2019 according to official statistics (INDEC) in accordance with Resolution No. 539/18:

	As of December 31, 2018	As of June 30, 2019	As of December 31, 2019	As of June 30, 2020

National Consumer Price Index (December 2016=100)	184.26	225.54	283.44	322.0

Variation in Prices
Annual	47.6%	55.8%	53.8%	42.8%
Accumulated 3 years	147.8%	139.2%	183.2%	187.7%
Accumulated 3 months since March 2019 / 2020	n/a	9.5%	n/a	5.4%
Accumulated 6 months	n/a	22.4%	n/a	13.6%

Banco Nación US$/$ exchange rate	37.70	42.46	59.89	70.46

Variation in the exchange rate
Annual	102.1%	n/a	58.9%	n/a
Accumulated 3 months since March 2019 / 2020	n/a	(2.1%)	n/a	9.3%
Accumulated 6 months	n/a	12.6%	n/a	17.6%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2019. The main financial results related to foreign currency exchange and accrued interest are determined in real terms, excluding the inflationary effect contained therein.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)           Cash and cash equivalents and Investments

	June 30,	December 31,
	2020	2019
Cash and cash equivalents
Cash and Banks	3,141	1,951
Time deposits	1,636	799
Mutual funds	44,385	26,309
Total cash and cash equivalents	(a) 49,162	29,059
Investments
Current
Government bonds at fair value	1,395	337
Government bonds at amortized cost	1,278	150
Mutual funds	56	72
Time deposits	101	-
Allowance for credit risk (b)	(577)	(72)
Total current investments	2,253	487
Non- current
Government bonds at amortized cost	1,357	2,245
Investments in associates (c)	1,495	1,278
2003 Telecommunications Fund	1	1
Allowance for credit risk (b)	(612)	(1,112)
Total non-current investments	2,241	2,412

(a)          In July 2020, US$273 million were transferred to a Trust (See Note 27).

(b)          Constituted following the expected credit losses parameters provided by IFRS 9 as a consequence of a significant increase in these financial instruments’ credit risk.

(c)          Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 06.30.2020	Valuation as of 12.31.2019
Ver T.V. S.A. (1)	Cable televisión station	Argentina	49.00	865	707
Teledifusora San Miguel Arcángel S.A. (1) (2) (3)	Cable televisión station	Argentina	50.10	325	287
La Capital Cable S.A. (1) (2)	Closed-circuit television	Argentina	50.00	292	278
Other minor investments in associates at equity method				13	6
Total				1,495	1,278

(1)         Data about the issuer arise from extra-accounting information.

(2)         Direct and indirect interest.

(3)         Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

TELECOM ARGENTINA S.A.

Earnings information:

	Three-months periods ended June 30,		Six-months periods ended June 30,
	2020	2019	2020	2019
Ver T.V. S.A.	88	52	158	166
Teledifusora San Miguel Arcángel S.A.	26	17	46	63
La Capital Cable S.A.	5	6	12	7
Total	119	75	216	236

Movements in the allowance of current credit risk are as follows:

	June 30,
	2020	2019
At the beginning of the fiscal year	(72)	-
Additions – Exchange differences	(12)
Reclassifications	(539)	-
Uses (includes RECPAM)	46	-
At the end of the period	(577)	-

Movements in the allowance of non-current credit risk are as follows:

	June 30,
	2020	2019
At the beginning of the fiscal year	(1,112)	-
Additions – Exchange differences	(175)	-
Reclassifications	539	-
Uses (includes RECPAM)	136	-
At the end of the period	(612)	-

Restructuring of Government Bonds issued under Foreign Law

On April 21, 2020, the PEN, through Decree No. 391/2020, provided the restructuring of certain Argentine Bonds issued under foreign law through an invitation to lenders to exchange the mentioned bonds for others, subject to new issuance conditions.

On the other hand, on April 23, 2020, the Government of the Province of Buenos Aires provided the restructuring of certain Provincial Bonds issued under foreign law through an invitation to lenders to exchange the mentioned bonds for others, subject to new issuance conditions.

In May 2020, the Company presented several exchange offers of its bonds portfolio that could be exchanged, to subscribe to both invitations made by the PEN and the Government of the Province of Buenos Aires, in accordance with the established conditions and procedures. Likewise, in July 2020, the Company presented a supplementary exchange offer of bonds to subscribe to the invitation made by the PEN.

b)          Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the period with the cash flows generated by its operations.

For purposes of the preparation of the consolidated statements of cash flows, cash and cash equivalents comprise cash, bank and short-term highly liquid investments (with a maturity of three months or less). Bank overdrafts are disclosed in the statement of financial position as current financial debt and its flows in the consolidated cash flow statements as proceed and payment of financial debt, because they are part of the short-term financial permanent structure of Telecom and its subsidiaries.

Changes in assets/liabilities components:

	June 30,
	2020	2019
Net (increase) decrease in assets
Trade receivables	(3,437)	4,039
Other receivables	(1,789)	1,388
Inventories	914	31
	(4,312)	5,458
Net decrease in liabilities
Trade payables	(2,331)	(11,632)
Salaries and social security payables	(1,405)	(1,443)
Taxes payables	929	317
Other liabilities and provisions	(1,635)	(1,784)
	(4,442)	(14,542)

TELECOM ARGENTINA S.A.

Main Financing activities components

The following table presents the main financing activities components:

	June 30,
	2020	2019
Bank overdrafts	-	2,631
Notes	5,925	1,550
Bank and other financial entities loans	19,591	27,022
Loans for purchase of equipment	2,172	83
Total financial debt proceeds	27,688	31,286
Bank overdrafts	(1,834)	-
Notes	(30)	-
Bank and other financial entities loans	(17,564)	(19,998)
Loans for purchase of equipment	(881)	-
Total payment of debt	(20,309)	(19,998)
Bank overdrafts	(2,451)	(551)
Notes	(2,507)	(1,008)
Bank and other financial entities loans	(3,972)	(3,359)
By NDF, purchase of equipment and others	(519)	271
Total payment of interest and related expenses	(9,449)	(4,647)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

	June 30,
	2020	2019
PP&E and intangible assets acquisition financed with trade payables	13,456	14,288
Trade receivables cancelled with Government bonds	191	-

Proceeds from dividends

Brief information on dividends proceeds by the Company is provided below:

Six-months periods ended June 30,	Paying company	Proceeds from dividends
		Currency of the transaction date	Current currency as of June 30, 2020
2020	Ver TV	9	10
	TSMA	5	5
		14	15
2019	Ver TV	75	107
	TSMA	32	46
		107	153

Cash dividends from the Company and its subsidiaries

Brief information on cash dividends paid by the Company and its subsidiaries is provided below:

Six-months periods ended June 30,	Paying company	Distribution month	Distributed amount		Payment month	Dividends paid in current currency as of June 30, 2020
			Currency of the transaction date	Current currency as of June 30, 2020
2020	Núcleo	April 2020	295	308	May 2020	154
			295	(a) 308		154
2019	Telecom	April 2019	6,300	9,846	May 2019	9,238
	Núcleo	April 2019	201	303	May 2019	317
			6,501	10,149		9,555

(a)             The second installment, amounting to $152 (equivalent to 14,625 million of Guaraníes, considering the exchange rate of June 30,2020) will be paid in October 2020.

Additional information required by IAS 7

	Balances as of December 31, 2019	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of June 30, 2020
Bank overdrafts	11,030	(1,834)	-	(1,096)	8,100
Securities’ caution - principal	350	(261)	-	(89)	-
Bank and other financial entities loans – principal	79,726	2,288	-	4,029	86,043
Notes – principal	46,034	5,895	-	1,949	53,878
NDF	426	(387)	-	786	825
Loans for purchase of equipment	4,760	1,291	-	(17)	6,034
Accrued interests and related expenses	30,331	(9,195)	6,801	383	28,320
Total current and non-current financial debt (Note 11)	172,657	(2,203)	6,801	5,945	183,200

TELECOM ARGENTINA S.A.

	Balances as of December 31, 2018	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and Others	Balances as of June 30, 2019
Bank overdrafts	3,979	2,631	-	(517)	6,093
Bank and other financial entities loans – principal	82,489	7,024	-	(8,766)	80,747
Notes – principal	32,907	1,550	-	(6,299)	28,158
NDF	174	(782)	-	2,474	1,866
Loans for purchase of equipment	3,633	83	-	(365)	3,351
Accrued interests and related expenses	15,417	(5,009)	5,245	4,570	20,223
Total current and non-current financial debt	138,599	5,497	5,245	(8,903)	140,438

c)           Dividends payable

	June 30,	December 31,
	2020	2019
ABC Telecomunicaciones	152	-
Total dividends payable	152	-

NOTE 3 – TRADE RECEIVABLES

	June 30,	December 31,
	2020	2019
Current
Ordinary receivables	25,002	24,377
Contractual asset IFRS 15	86	137
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	153	155
Allowance for doubtful accounts	(8,089)	(5,398)
	17,152	19,271
Non-current
Ordinary receivables	47	60
Contractual asset IFRS 15	7	34
	54	94
Total trade receivables, net	17,206	19,365

Movements in the allowance for current doubtful accounts are as follows:

	June 30,
	2020	2019
At the beginning of the fiscal year	(5,398)	(4,629)
Additions – Bad debt expenses	(5,359)	(3,800)
Uses and currency translation adjustments (includes RECPAM)	2,668	2,860
At the end of the period	(8,089)	(5,569)

NOTE 4 – OTHER RECEIVABLES

	June 30,	December 31,
	2020	2019
Current
Prepaid expenses	2,520	1,335
Tax credits	2,340	2,155
Financial NDF	8	185
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	165	131
Receivables from sale of customer relationship	23	26
Other	777	1,421
Allowance for other receivables	(73)	(39)
	5,760	5,214
Non-current
Prepaid expenses	254	248
Tax credits	859	976
Regulatory receivables (Núcleo)	230	236
Receivables from sale of customer relationship	62	71
Other	198	380
	1,603	1,911
Total other receivables	7,363	7,125

Movements in the allowance for other receivables are as follows:

	June 30,
	2020	2019
At the beginning of the year	(39)	(27)
Increases	(40)	(11)
Decreases (includes RECPAM)	6	-
At the end of the period	(73)	(38)

TELECOM ARGENTINA S.A.

NOTE 5 – INVENTORIES

	June 30,	December 31,
	2020	2019
Mobile handsets and others	1,378	2,562
Radio equipment and others	1	1
Fixed telephones and equipment	19	75
Inventories for construction projects	1,232	1,276
Subtotal	2,630	3,914
Allowance for obsolescence of inventories	(305)	(265)
	2,325	3,649

Movements in the allowance for obsolescence of inventories are as follows:

	June 30,
	2020	2019
At the beginning of the year	(265)	(233)
Additions	(52)	(19)
Decreases (includes RECPAM)	12	31
At the end of the period	(305)	(221)

NOTE 6 – GOODWILL

	June 30,	December 31,
	2020	2019
Argentina	209,131	209,131
Abroad (1)	1,067	1,177
	210,198	210,308

(1)                       The decrease in the amounts with respect to balance as of December 31, 2019 corresponds to temporary currency translation adjustments.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	June 30,	December 31,
	2020	2019
PP&E	272,987	282,057
Valuation allowance for obsolescence and impairment of materials	(2,087)	(1,709)
Impairment of PP&E	(587)	(911)
	270,313	279,437

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment of PP&E) are as follows:

	June 30,
	2020	2019
At the beginning of the year	282,057	263,912
CAPEX	18,293	29,985
Currency translation adjustments	(412)	(1,552)
Net carrying value of decreases and consumption of materials	(319)	(87)
Depreciation of the period	(26,632)	(25,625)
At the end of the period	272,987	266,633

Movements in the valuation allowance for obsolescence and impairment of materials are as follows:

	June 30,
	2020	2019
At the beginning of the year	(1,709)	(622)
Additions	(378)	(207)
At the end of the period	(2,087)	(829)

Movements in the impairment of PP&E are as follows:

	June 30,
	2020	2019
At the beginning of the year	(911)	(581)
Additions	(36)	(210)
Uses (includes RECPAM)	360	-
At the end of the period	(587)	(791)

TELECOM ARGENTINA S.A.

NOTE 8 – INTANGIBLE ASSETS

	June 30,	December 31,
	2020	2019
Intangible assets	95,575	99,047
Impairment	(5,385)	(5,272)
	90,190	93,775

Movements in Intangible assets (without considering impairment of Intangible assets) are as follows:

	June 30,
	2020	2019
At the beginning of the year	99,047	106,751
CAPEX	705	968
Currency translation adjustments	(27)	(226)
Amortization of the period	(4,150)	(4,464)
At the end of the period	95,575	103,029

Movements in Impairment of intangible assets are as follows:

	June 30,
	2020	2019
At the beginning of the year	(5,272)	(2,838)
Additions	(113)	-
At the end of the period	(5,385)	(2,838)

NOTE 9 – RIGHT OF USE ASSETS

	June 30,	December 31,
	2020	2019
Leases rights of use	11,080	9,826
Indefeasible right of use	679	677
Asset Retirement Obligation	252	287
	12,011	10,790

Movements in right of use assets are as follows:

	June 30,
	2020	2019
At the beginning of the year	10,790	991
Incorporation by adoption of IFRS 16	-	7,448
CAPEX	3,768	3,480
Net carrying value of decreases	(89)	-
Currency translation adjustments	(28)	(184)
Amortization of the period	(2,430)	(1,876)
At the end of the period	12,011	9,859

NOTE 10 – TRADE PAYABLES

	June 30,	December 31,
	2020	2019
Current
Suppliers and commercial accruals	27,803	35,307
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 24.c)	846	1,001
	28,649	36,308
Non-current
Suppliers and commercial accruals	3,661	2,675
	3,661	2,675
Total trade payables	32,310	38,983

NOTE 11 – FINANCIAL DEBT

	June 30,	December 31,
	2020	2019
Current
Bank overdrafts – principal	8,100	11,030
Securities’ caution - principal	-	350
Bank and other financial entities loans – principal	21,892	15,334
Notes – principal	33,489	-
NDF	792	410
Loans for purchase of equipment	1,976	1,704
Accrued interest and related expenses	12,708	11,248
	78,957	40,076

TELECOM ARGENTINA S.A.

	June 30,	December 31,
	2020	2019
Non-current
Notes – principal	20,389	46,034
Bank and other financial entities loans – principal	64,151	64,392
NDF	33	16
Loans for purchase of equipment	4,058	3,056
Accrued interest and related expenses	15,612	19,083
	104,243	132,581
Total financial debt	183,200	172,657

Most of the financial loans subscribed by the Company contain standard compliance ratios for this kind of agreements. As of June 30, 2020, Telecom has complied with them. Recent developments of such loans as of the date of these unaudited consolidated financial statements are detailed below:

Bank and other financing entities loans

Pre-cancellation of Term Loan

On October 17, 2018, Telecom had requested a disbursement of US$500 million in relation to the loan agreement with Citibank, N.A., HSBC Mexico, S.A.,Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in its capacity as lenders and organizers, Citibank N.A. as an administrative agent and the Citibank N.A. branch established in Argentina, as agent of local custody, for a term of 48 months.

On February 12, 2020, Telecom proceeded to a partial pre-cancellation of the loan paying US$50.3 million (US$50 million of capital and US$0.3 million of interest). In addition, on March 30, 2020, Telecom proceeded to a partial pre-cancellation of the loan paying US$60.8 million (US$60 million of capital and US$0.8 million of interest).

As of June 30, 2020, an amount of US$140.5 million remained unpaid (equivalent to $9,902).

IDB Loan

On May 29, 2019 the Company subscribed a loan agreement with the Inter-American Development Bank (IDB invest) for a total amount of up to US$300 million.

On February 4, 2020 the Company subscribed a supplement to the original loan agreement with the IDB invest for a total amount of US$125 million. This supplement is composed of: i) a first tranch of US$50 million maturing on November 15, 2023 bearing interest of LIBOR plus 4.6% which will be cancelled in 8 consecutive semiannual installments since May 2020, and ii) a second tranch of US$75 million maturing on November 15, 2022 bearing interest of LIBOR plus a variable spread of 7% to 7.75% which will be cancelled in 6 consecutive semiannual installments since May 2020. The Company received a disbursement for a total amount of US$123.4 million, since US$1.6 million, corresponding to debt issuance expenses, were deducted from the initial disbursement.

On April 7, 2020, the Company received a new disbursement for a total amount of US$25 million maturing on November 15, 2022. The Company received US$24.6 million since US$0.4 million corresponding to debt issuance expenses were deducted.

As of June 30, 2020, an amount of US$248.9 million remained unpaid (equivalent to $17,537).

Banco Macro Loan

On March 16, 2020 the Company subscribed a loan agreement with Banco Macro S.A for a total amount of $4,000. Total capital will be settled by one payment at maturity date, which will be on September 16, 2021. The loan bears interest that will be paid in a quarterly basis from its issuance date until its maturity date at a variable annual rate equivalent to Badlar plus spread of 6.75%.

As of June 30, 2020, an amount of $4,022 remained unpaid.

Banco ICBC Loan

On April 13, 2020 the Company subscribed a loan agreement with Banco ICBC S.A for a total amount of $975. Total capital will be settled by one payment at maturity date, which will be on April 13, 2021. The loan bears interest in a monthly basis from its issuance date until its maturity date at a variable annual rate equivalent to Badlar plus spread of 9.75%.

As of June 30, 2020, an amount of $982 remained unpaid.

TELECOM ARGENTINA S.A.

Banco Galicia Loan

On May 4, 2020 the Company subscribed a loan agreement with Banco Galicia S.A for a total amount of $2,000. Total capital will be settled by one payment at maturity date, which will be on April 29, 2021. The loan bears interest that will be paid in a quarterly basis from its issuance date until its maturity date at a variable annual rate equivalent to Badlar plus spread of 7.75%.

As of June 30, 2020, an amount of $2,095 remained unpaid.

Other loans

a)             On January 7, 2020 the Company proceeded to the total cancellation of a loan with Bank Macro, by paying US$4.6 million (US$4.4 million of capital and US$0.2 million of interest).

b)            On February 6, 2020 the Company proceeded to the total cancellation of a loan with Bank Itaú for financing imports, by paying US$1.08 million (US$1.07 million of capital and US$0.01 million of interest).

c)             On June 18, 2020 the Company proceeded to the total cancellation of a loan with Bank Galicia, by paying US$8.97 million (US$8.43 million of capital and US$0.54 million of interest).

Global Programs for the issuance of Notes

Telecom Argentina

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, on January 23, 2020, the Company informed CNV about the renewal of the period of placement of Notes in two series for a total amount of nominal value of $1,500, that can be increased to $5,000. The funds received will be used for working capital and refinancing liabilities.

The amount of the Notes finally issued and its main characteristics are detailed below:

Series 3

Issuance date: January 31, 2020.

Amount involved: $3,196,524,154 Argentine pesos.

Expiration Date: January 31, 2021.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date.

Interest rate and Payment Date: It bears interest in a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 4.75%). Interest will be paid quarterly and the last interest payment date will be maturity date.

Series 4

Issuance date: January 31, 2020.

Amount involved: $1,200,229,180 Argentine pesos.

Expiration Date: July 31, 2021.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date.

Interest rate and Payment Date: It bears interest in a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 5.25%). Interest will be paid quarterly and the last interest payment date will be maturity date.

The Company received a disbursement for a total amount of $4,374, since $23 corresponding to debt issuance expenses were deducted from the initial disbursement.

Núcleo

The Extraordinary Shareholders’ Meeting of Núcleo held on April 24, 2018 amended its bylaws in order to adapt them to the regulations of the securities market, becoming Núcleo in a Public Limited Company (SAE).

On January 4, 2019, Núcleo requested the National Securities Commission and the Stock and Products Exchange of Asunción to register the Global Issuance Program that foresees the issuance of Notes for an amount of up to 500,000,000,000 of Guaraníes (approximately $3,200 as of such date) under the conditions that are defined by the Board of Directors in each series.

On February 5, 2019, the National Securities Commission of Paraguay authorized the Program, under Resolution N° 11E/19.

Under such Program, Núcleo issued a new Series of Notes with the following conditions:

TELECOM ARGENTINA S.A.

Series III

Issuance date: March 12, 2020.

Amount involved: 100,000,000,000 of Guaraníes (approximately $948 as of the date of issuance).

Expiration Date: 60 months from its issuance date.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date (March 11, 2025).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 8.75%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be at the maturity date.

Loans for purchase of equipment

Finnvera

On May 7, 2019, the Company submitted a proposal for an export credit line for a total amount of up to US$96 million to the following entities: (i) Banco Santander, S.A. and JPMorgan Chase Bank, N.A., London Branch, as initial lenders, lead coordinators and guarantors of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent and ECA bank, (iii) Banco Santander, S.A. as a bank of documentation and (iv) Banco Santander Río S.A. as a local custody agent, which was accepted on the same date. The line of credit is guaranteed by Finnvera plc, the official export credit agency of Finland, which granted a bond in favor of the lenders subject to certain terms and conditions.

On March 5, 2020, the Company received a disbursement for a total amount of US$10.5 million. This loan will be payable in 13 consecutive semiannual installments from November 2020 with maturity date in November 2026 and accrues an interest rate equivalent to LIBO plus 1.04%.

On June 18, 2020, the Company received a disbursement for a total amount of US$6.8 million. This loan will be payable in 13 consecutive semiannual installments from November 2020 with maturity date in November 2026 and accrues an interest rate equivalent to LIBO plus 1.04%.

As of June 30, 2020, an amount of US$61.8 million remained unpaid (equivalent to $4,352).

Cisco Systems Capital Corporation

The Company has debt agreements related to purchase equipment financing with Cisco. During the six-month period ended June 30, 2020 the Company received from Cisco Systems Capital Corporation, additional financing amounting to approximately US$29 million under these agreements. Such agreements have an average maturity term of fifty months with partial repayments and accrue an average annual interest of 4%.

As of June 30, 2020, an amount of US$91.5 million remained unpaid (equivalent to $6,446).

Fair Value of Financial Debt

As of June 30, 2020, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	68,625	63,007
Other financial debts	114,575	117,901
	183,200	180,908

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	June 30,	December 31,
	2020	2019
Current
Salaries, annual complementary salaries, vacation and bonuses	6,636	8,363
Social security payables	2,718	2,111
Termination benefits	618	818
	9,972	11,292
Non-current
Termination benefits	871	978
	871	978
Total salaries and social security payables	10,843	12,270

TELECOM ARGENTINA S.A.

NOTE 13 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	June 30,	December 31,
	2020	2019
Tax carryforward	(5,733)	(9,758)
Allowance for doubtful accounts	(2,342)	(1,719)
Provisions	(1,457)	(1,737)
PP&E and Intangible assets	58,191	58,980
Cash dividends from foreign companies	506	585
Income tax inflation adjustment effect	14,495	14,024
Other deferred tax liabilities (assets), net	(292)	(24)
Total deferred tax liabilities, net	63,368	60,351
Actions for recourse tax receivable	(870)	(988)
Total deferred tax liability, net	(*) 62,498	59,363

Net deferred tax assets	(330)	(333)
Net deferred tax liabilities	62,828	59,696

(*) Includes $17 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of June 30, 2020, the Company and some subsidiaries have a cumulative tax carryforward of approximately $19,181, that calculated considering the statutory income tax rate, represents a deferred tax asset of approximately $5,733.

The detail of the maturities of estimated tax carryforward is disclosed below:

Company	Tax carryforward generation year	Tax carryforward amount as of 06.30.2020	Tax carryforward expiration year
Inter Radios	2015	6	2020
Inter Radios	2017	2	2022
Inter Radios	2018	2	2023
Adesol	2019	416	2024
Telecom Argentina	2018	2,440	2023
Telecom Argentina	2019	16,315	2024
		19,181

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	June 30,
	2020	2019
	Profit (loss)
Pre-tax income	5,252	20,487
Non-taxable items - Earnings from associates	(216)	(236)
Non-taxable items – Costs valuation differences of foreign investments	(4,790)	-
Non-taxable items – Other	(547)	(254)
Restatement in current currency of Equity, goodwill and other	24,259	51,420
Subtotal	23,958	71,417
Weighted statutory income tax rate	25.27%	25.54%
Income tax expense at weighted statutory tax rate	(6,054)	(18,242)
Deferred tax liability restatement in current currency and other	9,107	7,404
Income tax inflation adjustment	(6,282)	-
Income tax on cash dividends of foreign companies	(62)	(43)
Income tax expense	(3,291)	(10,881)

Current tax expense	(84)	(104)
Deferred tax expense	(3,207)	(10,777)

TELECOM ARGENTINA S.A.

NOTE 14 –TAXES PAYABLES

	June 30,	December 31,
	2020	2019
Current
Income tax (*)	69	40
Other national taxes	3,299	2,913
Provincial taxes	136	341
Municipal taxes	423	469
	3,927	3,763
Non- current
Provincial taxes	10	16
	10	16
Total taxes payables	3,937	3,779

(*) The breakdown is as follows:

	June 30,	December 31,
	2020	2019
Núcleo	64	7
Adesol	-	31
Telecom USA	3	-
AVC Continente Audiovisual	1	1
Cable Imagen	1	1
	69	40

NOTE 15 – LEASES LIABILITIES

	June 30,	December 31,
	2020	2019
Current
Argentina	3,003	2,665
Abroad	174	333
	3,177	2,998
Non- current
Argentina	4,481	3,427
Abroad	919	744
	5,400	4,171
Total leases liabilities	8,577	7,169

NOTE 16 – OTHER LIABILITIES

	June 30,	December 31,
	2020	2019
Current
Deferred revenues on prepaid calling cards	926	807
Deferred revenues on connection fees and international capacity leases	136	150
Deferred revenues on construction projects	18	42
Customer loyalty program	576	326
Compensation for directors and members of the Supervisory Committee	54	87
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 24.c)	3	3
Other	455	464
	2,168	1,879
Non-current
Deferred revenues on connection fees and international capacity leases	223	297
Pension benefits	442	372
Customer loyalty program	-	535
Other	366	527
	1,031	1,731
Total other liabilities	3,199	3,610

TELECOM ARGENTINA S.A.

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2019	Additions			Decreases (iii)	Balances as of June 30, 2020
		Capital (i)	Interest (ii)	Reclassifications
Current
Provisions	1,353	8	-	574	(614)	1,321
Total current provisions	1,353	8	-	574	(614)	1,321
Non- Current
Provisions	4,538	103	484	(574)	(572)	3,979
Asset retirement obligations	720	-	112	-	(149)	683
Total non-current provisions	5,258	103	596	(574)	(721)	4,662

Total provisions	6,611	111	596	-	(iv) (1,335)	5,983

(i)               $197 charged to Other operating expenses and ($86) charged to Other comprehensive income.

(ii)             Charged to Other finance costs, net, interest for provisions line item.

(iii)           Includes RECPAM.

(iv)           Includes ($501) of payments of provisions.

	Balances as of December 31, 2018	Additions			Decreases (iii)	Balances as of June 30, 2019
		Capital (i)	Interest (ii)	Reclassifications
Current
Provisions	1,301	195	-	468	(679)	1,285
Total current provisions	1,301	195	-	468	(679)	1,285
Non- Current
Provisions	5,194	427	744	(468)	(1,226)	4,671
Asset retirement obligations	867	-	138	-	(171)	834
Total non-current provisions	6,061	427	882	(468)	(1,397)	5,505

Total provisions	7,362	622	882	-	(iv) (2,076)	6,790

(i)               Charged to Other operating expenses.

(ii)             Charged to Other finance costs, net, interest for provisions line item.

(iii)           Includes RECPAM.

(iv)           Includes ($621) of payments of provisions.

Possible Contingencies

Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

SCI Resolution No. 50/10 approved certain rules to commercialize pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial), having cable television operators to adjust such amount semi-annually and informing the result of such adjustment to such Office. The Company filed an administrative appeal against Resolution No. 50/10 requesting the suspension of its effects and its nullification.

Additionally, according to the decision issued on August 1, 2011 in judicial cause “LA CAPITAL CABLE S.A. V. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”). The precautionary measure ordered by the Court of Mar del Plata was notified to the SCI and the Ministry of Economy on September 12, 2011 and became fully effective. The National Government filed an appeal against the decision issued by the Court of Mar del Plata. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which was also dismissed.

Notwithstanding the foregoing, between March 2011 and October 2014 successive resolutions were published in the Official Gazette based on Resolution 50/10 that regulated the prices that Cablevision should charge in monthly basis fees to users. These resolutions were challenged and suspended due to the aforementioned injunction. However, each Resolution had a valid period of three to six months, with the last one expiring in October 2014.

In September 2014, the Court issued a decision in judicial cause “Municipalidad de Berazategui V. Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC. Currently, all judicial causes related to this issue are processed in the Federal Justice of Mar del Plata.

TELECOM ARGENTINA S.A.

In April 2019, La Capital Cable S.A. was notified of the resolution issued by the Federal Court No. 2 of Mar del Plata in which declared the unconstitutionality of certain sections of a law on which the SCI was based for the issuance of Resolution No. 50/10 and the successive resolutions. The declaration of unconstitutionality means that these resolutions are not applicable to La Capital Cable and the companies grouped by ATVC. However, the National Government filed an appeal against that resolution.

On December 26, 2019, the Federal Court of Mar del Plata rejected the grievances of the National Government and confirmed the decision rendered by the court of first instance which declared the unconstitutionality of the sections of the law based on which the SCI issued Resolution No. 50/10 and the subsequent resolutions. The National Government filed an appeal, which grant o denial is being analyzed by the Court of Appeals of Mar del Plata.

These unaudited consolidated financial statements should be read considering the circumstances described and the decisions made based on these unaudited consolidated financial statements should consider the potential impact that such circumstances may have on the Company and its subsidiaries.

NOTE 18 – ADDITIONAL INFORMATION

Aging of assets and liabilities as of June 30, 2020

Date due	Cash and cash equivalents	Investments	Trade receivables	Other receivables	Deferred income tax assets
Total due	-	48	10,286	11	-
Not due
Third quarter 2020	49,162	1,453	6,090	3,476	-
Fourth quarter 2020	-	137	471	577	-
First quarter 2021	-	114	233	252	-
Second quarter 2021	-	501	72	1,444	-
July 2021 thru June 2022	-	469	54	1,251	-
July 2022 thru June 2023	-	72	-	133	-
July 2023 and thereafter	-	204	-	79	-
Not due date established	-	1	-	140	330
Total not due	49,162	2,951	6,920	7,352	330
Total	49,162	2,999	17,206	7,363	330

Balances bearing interest	1,636	2,941	1,154	-	-
Balances not bearing interest	47,526	58	16,052	7,363	330
Total	49,162	2,999	17,206	7,363	330

Average annual interest rate (%)	(a)	(b)	(c)	-	-

(a)    $707 are assets in foreign currency bearing interests at annual rates between 0.01% and 2.25% and $929 are assets in Argentine pesos bearing interests at an annual rate of 29.74%.

(b)    $2,642 are assets in foreign currency bearing interests at annual rates between 0.06% and 6.19% and $299 are assets in Argentine pesos bearing interests at annual rates between 25% and 30.49%.

(c)    $922 bear interests at annual rate of 54.4%, $183 bear interests at annual rate of 36% and $49 bear interests at annual rate of 47%.

Date due	Trade payables	Financial debt	Salaries and social security payables	Other taxes payables	Dividends payables	Leases liabilities	Other liabilities	Deferred income tax liabilities
Total due	3,629	-	-	-	-	-	-	-
Not due
Third quarter 2020	23,767	14,692	4,222	3,851	-	755	1,733	-
Fourth quarter 2020	917	7,239	1,631	4	152	1,360	134	-
First quarter 2021	191	16,081	2,141	2	-	594	125	-
Second quarter 2021	145	40,945	1,978	70	-	468	176	-
July 2021 thru June 2022	3,115	39,106	400	10	-	2,599	205	-
July 2022 thru June 2023	257	28,420	244	-	-	1,052	129	-
July 2023 and thereafter	289	36,717	227	-	-	1,749	697	-
Not due date established	-	-	-	-	-	-	-	62,828
Total not due	28,681	183,200	10,843	3,937	152	8,577	3,199	62,828
Total	32,310	183,200	10,843	3,937	152	8,577	3,199	62,828

Balances bearing interest	-	153,826	-	19	-	-	-	-
Balances not bearing interest	32,310	29,374	10,843	3,918	152	8,577	3,199	62,828
Total	32,310	183,200	10,843	3,937	152	8,577	3,199	62,828

Average annual interest rate (%)	-	(d)	-	18	-	-	-	-

(d)              Liabilities in Argentine pesos bear interests at annual rates between 29.7% and 39.08%. The remaining liabilities are liabilities in U.S. dollars bearing interests at annual rates between 1.68% and 8.0% and liabilities in guaraníes bearing interests at an average annual rate of 8.83%.

Foreign currency financial assets and liabilities

Financial assets and liabilities denominated in foreign currencies as of June 30, 2020 and December 31, 2019 are the following:

	06.30.2020	12.31.2019
	In equivalent millions of Argentine pesos
Assets	36,324	35,726
Liabilities	(195,209)	(192,111)
Net Liabilities	(158,885)	(156,385)

In order to reduce this net position (debt) in foreign currency, Telecom has NDF as of June 30, 2020 amounting to US$232 million, therefore the net liability not hedged amounts to approximately US$2,021 million at that date.

TELECOM ARGENTINA S.A.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of June 30, 2020 and December 31, 2019 is as follows:

	As of June 30, 2020
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	18,483	1,490	(33,587)	(277)
Offsetting	(1,277)	(14)	1,277	14
Current and non-current assets (liabilities) – Booked value	17,206	1,476	(32,310)	(263)

	As of December 31, 2019
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	19,547	1,844	(39,165)	(388)
Offsetting	(182)	(58)	182	58
Current and non-current assets (liabilities) – Booked value	19,365	1,786	(38,983)	(330)

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that it is intended to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators including interconnection and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that Telecom and its subsidiaries apply regularly). Offsetting is also applied to transactions with agents.

NOTE 19 – COMMITMENTS

The Company has entered into various purchase orders with domestic and foreign suppliers amounting to approximately $57,521 as of June 30, 2020 (of which $19,688 corresponds to PP&E commitments), primarily related to the supply of switching equipment, inventory, external wiring, infrastructure agreements and other service agreements.

NOTE 20 – EQUITY

Equity includes:

	June 30,	December 31,
	2020	2019
Equity attributable to Controlling Company	347,432	346,550
Equity attributable to non-controlling interest	5,131	5,415
Total equity (*)	352,563	351,965

(*) Additional information is given in the consolidated statements of changes in equity.

As of June 30, 2020 and December 31, 2019, the total capital stock of Telecom Argentina amounted to $2,153,688,011 Argentine pesos, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,051,575
Class “C”	113,178
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class “B” Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting of Telecom was held on April 28, 2020 and was attended remotely, according to the provisions of CNV Resolution No. 832/2020, as free movement of people is restricted, limited or banned, as a consequence of the state of health emergency provided by PEN Decree No. 297/2020 and subsequent regulations. The mentioned Shareholders’ meeting was attended by video conference through Cisco Webex. Such Ordinary and Extraordinary Shareholders’ meeting decided, among other issues, the following:

(a)         To approve the Annual Report and the financial statements of Telecom as of December 31, 2019;

TELECOM ARGENTINA S.A.

(b)        To approve the Board of Directors’ proposal expressed in current currency of March 31, 2020 using the National Consumer Price Index (National CPI), as provided by CNV Resolution No. 777/2018, consisting of the following absorption of the $6,633,713,897 Argentine pesos negative Retained earnings as of December 31, 2019 ($6,990,249,484 Argentine pesos in current currency as of June 30, 2020): (i) $1,931,029,240 Argentine pesos ($2,034,814,338 Argentine pesos in current currency as of June 30, 2020) from the “Voluntary Reserve for capital investments”; (ii) $4,702,684,657 Argentine pesos ($4,955,435,146 Argentine pesos in current currency as of June 30, 2020) from the “Facultative Reserve to maintain the capital investments level and the current level of solvency”; and (iii) $10,887,950,778 Argentine pesos ($11,473,134,581 Argentine pesos in current currency as of June 30, 2020) to be reclassified from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” to “Contributed surplus”;

(c)         To approve the reversal of the “Voluntary Reserve for capital investments” ($3,541,443,368 Argentine pesos expressed in current currency of April 30, 2020 using the National Consumer Price Index -National CPI- published at such date and $3,731,781,783 Argentine pesos in current currency as of June 30, 2020), increasing the “Facultative reserve for future cash dividends” in such amount.

NOTE 21 – REVENUES

Revenues include:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2020	2019	2020	2019
Mobile Services	25,063	22,568	49,433	45,716
Internet Services	14,002	14,759	28,392	30,623
Cable Television Services	12,532	13,613	26,357	28,575
Fixed and Data Services	10,106	10,338	20,093	21,065
Other services revenues	195	298	383	478
Subtotal Services revenues	61,898	61,576	124,658	126,457
Equipment revenues	3,125	4,428	6,500	8,815
Total Revenues	65,023	66,004	131,158	135,272

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $116,667 and $121,911 for the six-month periods ended June 30, 2020 and 2019, respectively. The main components of the operating expenses are the following:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2020	2019	2020	2019
Employee benefit expenses and severance payments	Profit (loss)		Profit (loss)
Salaries, Social security expenses and benefits	(11,459)	(10,794)	(22,765)	(23,057)
Severance indemnities	(343)	(1,140)	(1,150)	(2,328)
Other employee expenses	(263)	(156)	(504)	(430)
	(12,065)	(12,090)	(24,419)	(25,815)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(3,631)	(3,852)	(7,748)	(7,996)
Fees for services	(2,823)	(3,097)	(5,920)	(5,950)
Directors and Supervisory Committee members’ fees	(36)	24	(71)	(17)
	(6,490)	(6,925)	(13,739)	(13,963)
Taxes and fees with the Regulatory Authority
Turnover tax	(2,328)	(2,430)	(4,717)	(4,947)
Municipal taxes	(668)	(740)	(1,338)	(1,476)
Other taxes and fees	(1,892)	(2,115)	(3,868)	(4,305)
	(4,888)	(5,285)	(9,923)	(10,728)
Cost of equipment and handsets
Inventory balance at the beginning of the period / year	(3,490)	(5,084)	(3,914)	(5,027)
Plus:
Purchases	(1,446)	(3,248)	(3,469)	(6,780)
Other	278	321	354	386
Less:
Inventory balance at the end of the period	2,630	4,800	2,630	4,800
	(2,028)	(3,211)	(4,399)	(6,621)
Other operating expenses
Provisions	(141)	(183)	(197)	(622)
Rentals and internet capacity	(292)	(1,366)	(848)	(2,794)
Other	(1,749)	(1,728)	(3,819)	(3,050)
	(2,182)	(3,277)	(4,864)	(6,466)

TELECOM ARGENTINA S.A.

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2020	2019	2020	2019
Depreciation, amortization and impairment of fixed assets	Profit (loss)		Profit (loss)
Depreciation of PP&E	(12,920)	(13,366)	(26,632)	(25,625)
Amortization of intangible assets	(1,891)	(2,214)	(4,150)	(4,464)
Amortization of rights of use assets	(1,340)	(880)	(2,430)	(1,876)
Impairment of fixed assets	(77)	(13)	(149)	(127)
	(16,228)	(16,473)	(33,361)	(32,092)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Total 06.30.2020	Total 06.30.2019
Employee benefit expenses and severance payments	(14,173)	(3,555)	(6,691)	(24,419)	(25,815)
Interconnection and transmission costs	(4,601)	-	-	(4,601)	(4,264)
Fees for services, maintenance, materials and supplies	(6,180)	(3,189)	(4,370)	(13,739)	(13,963)
Taxes and fees with the Regulatory Authority	(9,827)	(31)	(65)	(9,923)	(10,728)
Commissions and advertising	-	(586)	(6,425)	(7,011)	(7,965)
Cost of equipment and handsets	(4,399)	-	-	(4,399)	(6,621)
Programming and content costs	(8,991)	-	-	(8,991)	(10,197)
Bad debt expenses	-	-	(5,359)	(5,359)	(3,800)
Other operating expenses	(3,370)	(388)	(1,106)	(4,864)	(6,466)
Depreciation, amortization and impairment of fixed assets	(27,158)	(2,323)	(3,880)	(33,361)	(32,092)
Total as of 06.30.2020	(78,699)	(10,072)	(27,896)	(116,667)	-
Total as of 06.30.2019	(83,418)	(10,244)	(28,249)	-	(121,911)

NOTE 23 – FINANCIAL RESULTS, NET

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2020	2019	2020	2019
	Profit (loss)		Profit (loss)
Interests on financial debts (*)	(3,582)	(2,656)	(6,962)	(4,998)
Foreign currency exchange gains (losses) on financial debts (**)	(5,913)	11,695	(5,793)	7,708
Total Debt financial expenses	(9,495)	9,039	(12,755)	2,710
Interests and gains on investments	(21)	863	403	1,679
Taxes and bank expenses	(527)	(626)	(1,154)	(1,238)
Other foreign currency exchange gains	925	564	1,959	1,645
Financial discounts on assets, debts and other	(99)	(8)	(71)	(63)
Gains on operations with notes and bonds	193	161	258	248
Interests on provisions	(280)	(458)	(596)	(882)
Financial expenses on pension benefits	(51)	(40)	(106)	(84)
RECPAM	1,481	(2,695)	2,593	2,964
Other	25	(75)	14	(89)
Total other financial results, net	1,646	(2,314)	3,300	4,180
Total financial results, net	(7,849)	6,725	(9,455)	6,890

(*) Includes ($93) and $58 corresponding to net (losses) / income generated by NDF in the six-month periods ended June 30, 2020 and 2019, respectively.

(**) Includes ($474) and ($2,270) corresponding to net losses generated by NDF in the six-month periods ended June 30, 2020 and 2019, respectively.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)             Controlling Company

As of June 30, 2020, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the total capital stock of the Company. Additionally, both VLG S.A.U. and Fintech Telecom, LLC, contributed to the Voting Trust, shares representing 10.92% of the total capital of the Company, so, the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders´ Agreement.

TELECOM ARGENTINA S.A.

Public Tender Offer due to change of control

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer (“PTO”) for all Class “B” Shares issued by Telecom Argentina listed on BYMA (including outstanding Class “C” Shares of Telecom Argentina that might be converted into Class “B” Shares before the expiration deadline) (the “PTO Shares”) at a price of $110.85 Argentine pesos per PTO Share. CVH promoted the PTO under regulations applicable at the time mandating a tender offer following a change of control in the Company.

Pursuant the Telecom Argentina’s Shareholders Agreement, Fintech Telecom LLC was obliged against CVH to pay and acquire the 50% of the shares acquired in the PTO (without detriment CVH’s right to acquire the first 43,073,760 Class “B” shares).

Pursuant to public releases published by CVH, as part of the administrative process to authorize the PTO, the CNV expressed its disagreement with the price announced by CVH, and took the position that the price per PTO Share should be US$4.8658 payable in Argentine pesos at the foreign exchange rate in effect on the business day immediate prior to the settlement of the PTO. CVH considered the CNV’s position unfounded and initiated the legal proceeding “Cablevisión Holding S.A. c/ Comisión Nacional de Valores s/ Medidas Cautelares” (File. No. 7998/2018) in the Federal Civil and Commercial Court No. 3. On November 1st, 2018, the Federal Civil and Commercial Court No. 3 provided the preliminary injunction in favor of CVH and ordered CNV to abstain for six months from issuing any decision with respect to the authorization of the PTO.

On June 10, 2019 CVH informed Telecom that it was served with notice of the resolution of the Federal Contentious Administrative Court No. 1, Secretariat No. 1 issued on May 9, 2019 in the legal proceeding “Burgueño Daniel c/ EN-CNV s/ Medida Cautelar (Autónoma)” (File. No. 89537/2018), providing a preliminary injunction suspending the PTO until the CNV decided about the application of the new regulation (Resolution No. 779/2018) or the maximum term provided by Section 5° of Law N° 26,854. is met. This preliminary injunction was extended by following court’s resolutions, being the last one, the court resolution issued on May 15, 2020, which extended the mentioned preliminary injunction for other six months.

On July 6, 2020 CVH informed Telecom that it was served with notice of the resolution of Chamber V of the Federal Contentious Administrative Court issued on July 3, 2020 in the legal proceeding “Burgueño Daniel c/ EN - CNV s/ inc. de Medida Cautelar” (File No. 89537/2018/3), providing that it enables the court fair to attend the appeal requested by the CNV on May 26, 2020, reject that appeal and, consequently confirm the preliminary injunction extension mentioned above.

On the other hand, on July 19th, 2019, CVH informed Telecom that it was served with notice of the resolution of Chamber I of the Federal Civil and Commercial Court of Appeals in the legal proceeding “Cablevisión Holding S.A. c/ Comisión Nacional de Valores s/ Medidas Cautelares”, (File. No. 7998/2018), providing the lifting of the preliminary injunction that ordered CNV to abstain from issuing any decision with respect to the authorization of the PTO.  Additionally, in such notice, CVH stated that the above-mentioned Chamber ordered that any appeal that may be eventually filed by CVH against any decision rendered by the CNV in connection with the PTO shall have staying effects. Against this resolution CVH filed a federal extraordinary appeal, which was declared inadmissible on December 26, 2019. Notwithstanding that, as of that date, CVH’s PTO was still reached by the preliminary injunction provided in the legal proceeding “Burgueño Daniel c / EN - CNV s / Precautionary Measure (Autonomous)” mentioned in the previous paragraphs.

On November 26, 2019 CVH was notified of a legal proceeding initiated by the shareholder Daniel Burgueño - “Burgueño Daniel Fernando c/ EN - CNV s/ Proceso de conocimiento” (File. No. 33763/2019) in the Federal Contentious Administrative Court No. 1, Secretariat No. 1 seeking to obtain a declaratory judgment to the effect that the issuance by CNV of Resolution No. 779/18 had terminated CVH’s obligation to conduct the PTO, considering the relevant provisions of specifically Section 32, paragraph k) of Resolution No. 779/18 regulating Law No. 26,831 (as amended by Law No. 27,440).

Finally, on December 27, 2019, CVH informed Telecom that it was served with notice of the first instance sentence issued in “Burgueño Daniel Fernando c/ EN - CNV s/ Proceso de conocimiento” (File. No. 33763/2019) ruling in favor of Mr. Burgueño, confirming that CVH´s obligation to conduct the PTO terminated according to the provisions of Section 32, paragraph k) of CNV Resolution No. 779/2018 and ordered the CNV to deem concluded the legal proceedings initiated in connection with the PTO. Additionally, CVH was informed that must decline the legal proceeding initiated in connection with PTO.

As of the date of these unaudited consolidated financial statements, the first instance sentence of “Burgueño Daniel Fernando c/ EN - CNV s/ Proceso de conocimiento” (File. No. 33763/2019) legal proceeding is not final.

b)            Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

TELECOM ARGENTINA S.A.

c)             Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•                  Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	June 30,	December 31,
Other receivables	2020	2019
La Capital Cable S.A.	59	41
Teledifusora San Miguel Arcángel S.A.	20	25
Ver T.V. S.A.	54	65
	133	131
CURRENT LIABILITIES
Trade payables
Televisora Privada del Oeste S.A.	3	3
	3	3

•                  Related parties

CURRENT ASSETS	June 30,	December 31,
Trade receivables	2020	2019
Other related parties	153	155
	153	155
Other receivables
Other related parties	32	-
	32	-
CURRENT LIABILITIES
Trade payables
Other related parties	846	1,001
	846	1,001

d)       Transactions with Companies under section 33 - Law No. 19,550 and related parties

•                  Companies under section 33 - Law No. 19,550– Associates

	Transaction	Six-month periods ended June 30,
		2020	2019
		Profit (loss)
		Revenues
La Capital Cable S.A.	Services revenues and other revenues	19	32
		19	32
		Operating costs
La Capital Cable S.A.	Fees for services	(24)	(21)
		(24)	(21)
		Financial results
Ver T.V. S.A.	Interests	28	-
Teledifusora San Miguel Arcángel S.A.	Interests	12	-
		40	-

•                  Related Parties

	Transaction	Six-month periods ended June 30,
		2020	2019
		Profit (loss)
		Revenues
Other related parties	Services and advertising revenues	87	91
		87	91
		Operating costs
Other related parties	Programming costs	(1,385)	(1,322)
Other related parties	Editing and distribution of magazines	(325)	(371)
Other related parties	Advisory services	(168)	(171)
Other related parties	Advertising purchases	(180)	(188)
Other related parties	Other purchases and commissions	(74)	(55)
		(2,132)	(2,107)

The transactions discussed above were made on terms no less favorable to Telecom than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its equity, these were approved according to Law No. 26,831, the Company’s Bylaws and the Executive Committees’ Faculties and Performance Regulation.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the Bylaws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

TELECOM ARGENTINA S.A.

NOTE 26 – IMPACT OF CORONAVIRUS IN TELECOM

By the end of December 2019, the World Health Organization (WHO) received a report of pneumonia cases originated in Wuhan, Province of Hubei, China. The report was related to the outbreak of a new virus called Coronavirus (“Covid-19”), which soon spread to several provinces of China and then to other countries. The outbreak and spread of Covid-19 has generated several consequences on businesses and economic activities at a global level.

Given the extent of the spread, several governments in the world have implemented drastic measures to restrict the movement of the population and to content the spread, including, among other things, controls at airports and other transport hubs, suspension of visas, border closure and the ban to travel to and from certain parts of the world, closure of public and private institutions, suspension of sports events, restrictions on museums and tourist attractions, extension of vacations, and finally, the mandatory isolation of the population together with the suspension of non-essential commercial activities with a high degree of compliance. On March 11, 2020, the WHO declared Covid-19 a global pandemic.

In Argentina, the National Government imposed a series of measures aimed at reducing the movement of the population, ordering the Mandatory and Preventive Social Isolation from March 20, 2020 allowing the movement of only those people involved in the provision/production of essential services and products, among them, the provision of telecommunication, fixed and mobile Internet and digital services. Such isolation has been modified through different stages and may be extended as deemed necessary according to the epidemiological situation.

Telecom provides services that are critical for society as it connects people, homes, companies and governments. The infrastructure deployed contributes to providing, through the capacity of fixed and mobile networks, essential services such as the coordination of the security forces and the health ecosystem where communications at healthcare centers and new field hospitals have been strengthened and enhanced. Additionally, we have facilitated the communication between students and teachers through virtual educational platforms, enhancing learning through different applications and boosting the access to information for all the population, so as the content and entertainment availability provided through different platforms, strengthening our customers’ accompaniment.

In economic terms, the services rendered by the Company favor the continuity of the activities of large, medium-and-small sized companies that are still operating, many of them remotely, boosted by online platforms so that sellers and consumers can connect and sustain consumption; cooperate with the productive processes through the implementation of home office as one of the most disruptive tools given its massive and immediate application, contributing to sustaining the economy of the country. Also, services provided by the Company, in this context of isolation, enable people to stay connected, entertain themselves, produce and stay informed from their homes.

Due to the investments in infrastructure made over the last years, Telecom has equipment and systems that enable its networks to work efficiently even with the higher use of the fixed and mobile connectivity recorded since the beginning of the Mandatory and Preventive Social Isolation, that is reflected in the 50% increase of Internet services at home, the 70% increase in voice mobile services and 30% increase in mobile data services, considering that mobile and fixed networks complement each other and that customers uses them alternatively, also showing a 75% increase in upstream.

✓              External initiatives implemented by Telecom related to the health emergency

The COVID-19 pandemic has driven joint actions by domestic companies that gave essential support to face the health emergency, reflected in the donation of funds, services, supplies and products and other kind of assistance.

Telecom received a recognition of the NYSE for the social value initiatives implemented as part of its permanent commitment to its community in response to the COVID-19 emergency. The most relevant initiatives were the following:

•                  connectivity for field hospitals;

•                  discount in the service for more than 500 hospitals and health centers throughout the country, to “Cruz Roja Argentina” (Argentine Red Cross) and “Banco de Alimentos” (Food Bank Foundation);

•                  services extension for emergency lines;

•                  discount in mobile data services for the use of educational platforms;

•                  incorporation of own educational content through the program “Nuestro Lugar” (www.nuestrolugar.com.ar) with e-citizenship proposals for children, families and teachers;

•                  increase in pedagogical contents in the Flow entertainment platform, with access to Flow App extended to all the cable television customer base;

•                  a series of benefits were provided to enable customers to take further advantage of connection possibilities and access to valuable information and educational and entertainment content;

•                  support for the solidarity initiative “Seamos Uno” (Let Us Be One) for the delivery of food and personal care products to families in need, among many other initiatives; and

TELECOM ARGENTINA S.A.

•                  provision of communication tools to transmit health information to citizens, in alliance efforts with municipalities and provincial governments throughout the country.

✓              Internal initiatives implemented by Telecom related to the health emergency

On the other hand, the Company implemented a series of initiatives to ensure the continuity of its operations, safeguarding the health and the wellness of all the employees and of those that are part of the value chain. The main initiatives adopted by the Company comprise:

•                  the early performance of the tasks planned for 2020 and the initiation of works to ensure the capacity of networks required to continue operating;

•                  expansion of the capacity for international outgoing Internet traffic by 40% (with the possibility of increasing it further if the situation so requires);

•                  we entered into agreements to enhance the links with international suppliers and IP networks;

•                  early execution in public thoroughfare of infrastructure works on residential fixed data networks, strengthening of data centers and hubs and increase of the capacity of Flow’s content distribution network;

•                  expansion of the capacity of the mobile network in certain smaller cities in the provinces where there is only one network, and the continuation of preventive maintenance tasks in all our networks;

•                  since the first day of the mandatory isolation, the Company launched a campaign promoting all the digital communication channels and encouraging customers to request support through those channels. In order to handle that new flow of customers, Telecom enhanced digital support by implementing special microsites identified as “I pay from home”;

•                  in compliance with current regulations of each locality, Telecom progressively opened commercial offices in cities which evolved their mandatory isolation stage;

•                  technical support was focused on preventive maintenance and repairs in public thoroughfare and on Telecom’s own infrastructure, giving priority to critical cases such as hospitals and security forces, among others;

•                  in the case of new installations and repairs that have to be made inside our customers’ homes, Telecom provided technical teams with personal care and safety kits, which include special protective gear such as coveralls, gloves, face masks and special goggles, hand sanitizer and training for the proper and safe use of those elements;

•                  the Crisis Committee, composed of members of top Management, started to perform its duties periodically together with the assessment of sanitary experts, to address the different scenarios that may arise and for quick decision-making;

•                  Home office for more than 10,000 employees of business support areas was provided, even before to the Mandatory and Preventive Social Isolation pronouncement, with virtual private network access so that they can work with the same tools and security levels they have in their working places at our offices. Therefore, working teams are provided with web and mobile applications for (i) administrative and human resources tasks, (ii) access to e-learning training and (iii) communication and collaborative work spaces, virtual rooms and access to files and documentation from anywhere, in a collaborative and safe way;

•                  enhancement of cleaning and disinfection at working places and environments for those tasks that cannot be performed remotely, including the vans used for providing technical support, and provision of hand washing and sanitizing methods and the distribution of personal care kits in accordance with the protocol established by the Superintendence of Labor Risks;

•                  since the beginning of this health situation, several initiatives were developed through the corporate program “Nos Acompañamos” (We Are in Company) intended for all Company employees, for the purpose of taking care of psychological, biological and social wellness, and focused on the work-life balance;

•                  continuation of ongoing communication with trade unions to agree on working protocols that allow the Company to continue providing services and, at the same time, safeguard the health of our employees; and

•                  ongoing communication with our strategic partners and other international operators from the countries with greater spread of the pandemic in order to understand and foresee the potential impacts on our operations.

TELECOM ARGENTINA S.A.

✓              Regulatory Matters

•                  Prohibition to disconnect services in case of arrears or non-payment

On March 24, 2020, the PEN issued Decree No. 311/2020, whereby it provided for the temporary suspension of the disconnection of services deemed essential for the development of daily life, such as electricity, water and gas supply, fixed or mobile telephony, Internet and radio electric link or satellite link subscription television, among others, in order to guarantee the access to those essentials services in case of arrears or lack of payment of up to three consecutive or alternate invoices maturing since March 1, 2020. On June 18, 2020, the PEN issued Decree No. 543/2020 which provided the extension of such temporary suspension in case of arrears or lack of payment of up to six consecutive or alternate invoices maturing since March 1, 2020.

The Decree No. 311/2020 also established that, in the case of fixed or mobile telephony, Internet and cable television services, by radio-electric link or satellite link, operators were forced to maintain a reduced service, as established in the regulations, for a period of one hundred eighty (180) calendar days. Likewise, it established that, if users who had a prepaid mobile service or Internet service did not pay the corresponding recharge to access consumption, operators should provide a reduced service in the terms provided by the regulations. This obligation would apply until April 30, 2020. This obligation was successively extended though different decrees, setting its final expiration date on October 31, 2020, throughout the agreement subscribed between the Company and ENACOM referred below.

The Ministry of Productive Development (MDP), designated as application authority, ordered the prohibition to disconnect services in case of arrears or non-payment under the conditions established in the general rules approved. In addition, it created a Coordination Unit, composed of a representative of each of the competent areas, in order to implement the provisions of the decree. The Coordination Unit shall issue, within a maximum term of fifteen calendar days, a report regarding the number of users that fall within the scope and the segment of users that do not fall within the scope as deemed convenient to include.

The regulations provide that the users that fall within the scope of the decree are all those whose bills are due as from March 1, 2020 and those with a current notice of disconnection and if users have registered the service under their name before March 26, 2020.

Also, the regulations provide the monthly minimum features that will be considered as reduced services. In addition, it also set out that the measures adopted may be extended to other individual customers, simplified tax payers and civil associations that provide evidence of a decrease in their revenues.

On the other hand, ENACOM provided the information that companies providing fixed and mobile telephony, Internet and TV services, by radio-electric link or satellite link, must submit to the Regulatory Authority, also establishing, that the mentioned companies cannot suspend or disconnect services for non-payment provided to any user that is not included in the report issued by the Coordination Unit.

Furthermore, the mentioned companies must inform ENACOM all the prices established for the reduced services required to be maintained, disaggregated by type of service and under the condition that they are fair and reasonable. The prices of the reduced services must be communicated to users through the invoices, the institutional web sites and all social networks through which they communicate with their customers and/or advertise their services. The mentioned companies must also inform ENACOM of the terms and conditions and/or modalities of the payment facilities and the communication process, which must be available to users.

•                  Telecommunication industry agreement with ENACOM

In May 2020, the Company, together with other companies of the telecommunication industry, entered into an agreement with ENACOM, effective until August 31, 2020. This agreement, among other issues, provides: (i) the suspension of increases in prices of mobile and fixed telephony, Internet and cable television services from May 1, 2020 to August 31, 2020, to ease the situation of users affected by the quarantine, (ii) the creation of inclusive plans for mobile and fixed telephony and mobile and fixed Internet for users who request such benefit, establishing a fixed price until September 30, 2020, (iii) the extension of the benefit of “reduced service” ensuring connectivity for users of the prepaid mobile service or Internet service, maintaining the price until October 31, 2020, (iv) that during the term of this agreement there will be no dismissals without cause, and (v) that, in the case of salary increases as a result of trade union agreements, this agreement will be renegotiated and its effects immediately suspended.

•                  Universal Service

ENACOM, through Resolution No. 477/2020, published in the Official Gazette on May 31, 2020, amended the Universal Service General Regulation. The amendments provided, among other matters, that those projects aimed at giving access and provision of ICT services for those neighborhoods registered in the “Registro Nacional de Barrios Populares” (National Registry of Popular Neighborhoods), which require an exceptional urgent solution in the context of health emergency, may be considered as Universal Service programs. Further, direct execution by ENACOM is included as a mechanism for granting Universal Service programs in the case of duly proven exceptional and extraordinary circumstances.

TELECOM ARGENTINA S.A.

✓              Main Accounting Impacts

As of the date of these unaudited consolidated financial statements, the Company has not experienced any significant impacts on its results as a consequence of the pandemic. Despite the several difficulties that caused a slowdown or complexities in our operations; such as the increased Internet data traffic, the increase in mobile voice service, the decrease in the collection of service fees, and mainly the inconveniences to make repairs and installations inside our customers’ homes; among others, the operations are still in place and are expected to continue in spite of the difficulties.

In accordance with IAS 36, the Company’s Management has assessed if there are indicators of impairment of the recoverable value of its fixed assets. Even though the pandemic could have a significant impact in the economic activity in Argentina, what could be an impairment trigger, according to mentioned assessment, no negative impacts have been identified in the capacity of generation of future cash flows of the Company, as the volume of operations is expected to remain stable. Therefore, the Company has not deemed it necessary to estimate the recoverable value of its fixed assets as of June 30, 2020.

On the other hand, the implementation of measures aimed at reducing the movement of people included, initially, the closure of in-person collection channels, affecting the collections of the Company since March 20, 2020. However, this situation was gradually regularized during the second quarter of 2020 as in-person collection channels reopened and digital channels were strengthened through the implementation of “I pay from home”. The Company’s Management estimates that the deterioration of the economic situation of the country represents an increase in trade receivables credit risk at the end of the reporting period. These unaudited consolidated financial statements include an increase in the allowance for doubtful accounts as a consequence of the application of the expected credit losses of IFRS 9. For further information on the breakdown and maturity dates of trade receivables, see Notes 3 and 18, respectively.

-                    Liquidity Risk

The negative effects generated on the collection of service fees mentioned above does not represent a liquidity risk regarding the fulfillment of short-term financial obligations, since the Company has been working long strengthening its liquidity. Telecom and its subsidiaries have enough liquidity, bank credit lines and a notes program that allow them to finance their short-term obligations and the investment plan in addition to the projected operating cash flows.

However, the Company implemented measures that allow it to have the highest possible liquidity to face the volatility of the context with greater uncertainty, offset the potential decrease in cash flows and fulfill its obligations. Such measures include the subscription to the following installment payment plans within the framework of General Resolution No. 4,268:

a) Employer’s and Social Security Contributions: on April 15, 2020, the Company filed an installment payment plan for the payment of employer’s and social security contributions corresponding to March 2020 for an aggregate of $1,136. The plan provides for the settlement of the debt in 6 equal consecutive installments as from May 16, 2020 and bears an annual interest rate of 30%.

b) VAT and Internal Taxes: On April 21, 2020, the Company filed an installment payment plan for the settlement of VAT and internal taxes payable under the tax return corresponding to March 2020 for an aggregate of $642. The plan provides for the settlement of the debt in 6 equal consecutive installments as from May 16, 2020 and bears an annual interest rate of 30%.

The ultimate effects of Covid-19 and its impact on the global and local economy are unknown. Governments may issue stricter measures, which cannot be predicted at this stage. The Company’s Management will continue to develop actions that minimize the potential impairment on its results, as a result of these situations, maintaining a level of service and customer satisfaction, and seeking to maximize the precautions in social management in this context.

The Company’s Board of Directors and the Crisis Committee continue monitoring the evolution of the situation and taking the necessary measures to preserve human life and the sustainability of Telecom’s businesses.

TELECOM ARGENTINA S.A.

NOTE 27 – SUBSEQUENT EVENTS TO JUNE 30, 2020

1.             Financial debt renegotiation

Within the framework of continuous optimization of terms, rates and structure of its financial debt, the Company has refinanced part of its financial debt, as detailed below:

a) Issuance of Class 5 Notes

Within the Notes Global Program for up to a maximum outstanding amount of US$3,000 million (or its equivalent in other currencies or value units), on August 6, 2020, the Company issued Class 5 Notes and its main characteristics are detailed below:

Class 5 Notes

Issuance date: August 6, 2020.

Amount involved: US$388.9 million (approximately $28,273 as of the date of issuance), of which US$253.5 million correspond to instruments to be integrated in non-cash assets through the exchange of Class “A” Notes as described in item b) below and US$135.4 million correspond to instruments to be integrated in cash.

Expiration Date: August 6, 2025.

Amortization: Capital will be settled as follows: 3% on February 6, 2023, 30% on August 6, 2023, 33% on August 6, 2024 and 34% on August 6, 2025.

Interest rate and Payment Date: It bears interest semiannually from the Issuance Date until the Maturity Date, at an annual fixed rate of 8.50%. Interests will be paid semiannually, being the last interest payment date the corresponding to the Maturity Date.

Integration Options: Class 5 Notes may be integrated, at the investor’s choice, in cash (US$) or in non - cash assets through the exchange of Class “A” Notes with maturity date in 2021. Net cash proceeds of Class 5 Notes were applied to refinancing the loan with Deutsche Bank AG, London Branch, mentioned in item c) below. Class “A” Notes delivered for the non – cash assets subscription of Class 5 Notes have been settled by the Company.

b) Outstanding Class “A” Notes at fixed annual rate maturing in 2021

On July 7, 2020, the Company started the public offering placement process of Class 5 Notes, with the purpose of refinancing Class “A” Notes and the loan with Deutsche Bank AG, London Branch mentioned in point c) below, jointly with a request for consent for the amendment of certain terms and conditions of Class “A” Notes. Class “A” Notes holders’, who chose to deliver these Notes for the non-cash assets subscription of Class 5 Notes, received for each US$1,000 of Class “A” Notes delivered: i) US$700 of capital of Class 5 Notes; and ii) US$320 in cash.

According to the offer, the nominal value of Class “A” Notes delivered for the integration in non – cash assets of Class 5 Notes amounted to US$362.2 million, representing approximately 77.74% of total outstanding Class “A” Notes, which were settled and retired.

As a result, the remaining nominal value of outstanding Class “A” Notes amounts to US$103.7 million.

c) Deutsche Bank Loan

On November 8, 2018, the Company acknowledged the acceptance of a loan facility (increased on November 14, 2018) by Deutsche Bank AG, London Branch, as organizer of a syndicate of banks, for a total amount of US$300 million. As of June 30, 2020, a capital amount of U$S187.5 million remained unpaid.

On August 6, 2020, the Company fully settled the bank loan with Deutsche Bank AG, London Branch, including interest accrued at that date and related expenses, with cash obtained from the subscription of Class 5 Notes mentioned in the previous paragraphs and the payment in cash explained in item 2.b) below.

2.             Agreement with TMF Trust Company

To be able to meet the requirements arising from the renegotiation of financial debts carried out by the Company, which involves significant payments in cash, on July 15, 2020 the Company entered into a trust agreement with TMF Trust Company (Uruguay), in its capacity as trustee, for the provision of funds and the administration of those payments.

According to the above-mentioned, by the end of July 2020, the Company disbursed to the Trust a total amount of US$273 million. As of the date of issuance of these unaudited consolidated financial statements, the Trust has made the following payments in cash:

1)             An amount of US$119.2 million to the holders of Class “A” Notes to pay the cash consideration for refinancing the Class “A” Notes, accrued interests at the date of settlement and related expenses.

2)             An amount of US$62.4 million as a partial payment of the settlement of the loan with Deutsche Bank loan AG.

Carlos Moltini
President

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2020

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of June 30, 2020 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances for the six-month period ended June 30, 2019, restated to current currency as of June 30, 2020.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.e) to the unaudited consolidated financial statements) of the last two years and as of June 30, 2020 and 2019 according to official statistics (INDEC) used for the preparation of this operating and financial review and prospects and the accompanying financial statements:

	As of December 31, 2018	As of June 30, 2019	As of December 31, 2019	As of June 30, 2020

National Consumer Price Index (December 2016=100)	184.26	225.54	283.44	322.0

Variation in Prices
Annual	47.6%	55.8%	53.8%	42.8%
Accumulated 3 years	147.8%	139.2%	183.2%	187.7%
Accumulated 3 months since March 2019 / 2020	n/a	9.5%	n/a	5.4%
Accumulated 6 months	n/a	22.4%	n/a	13.6%

Banco Nación US$/$ exchange rate	37.70	42.46	59.89	70.46

Variation in the exchange rate
Annual	102.1%	n/a	58.9%	n/a
Accumulated 3 months since March 2019 / 2020	n/a	(2.1%)	n/a	9.3%
Accumulated 6 months	n/a	12.6%	n/a	17.6%

2. Telecom’s activities for the six-month periods ended June 30, 2020 (“1H20”) and 2019 (“1H19”)

			Variation
	1H20	1H19	$	%
Revenues	131,158	135,272	(4,114)	(3.0)
Employee benefit expenses and severance payments	(24,419)	(25,815)	1,396	(5.4)
Interconnection and transmission costs	(4,601)	(4,264)	(337)	7.9
Fees for services, maintenance, materials and supplies	(13,739)	(13,963)	224	(1.6)
Taxes and fees with the Regulatory Authority	(9,923)	(10,728)	805	(7.5)
Commissions and advertising	(7,011)	(7,965)	954	(12.0)
Cost of equipment and handsets	(4,399)	(6,621)	2,222	(33.6)
Programming and content costs	(8,991)	(10,197)	1,206	(11.8)
Bad debt expenses	(5,359)	(3,800)	(1,559)	41.0
Other operating expenses	(4,864)	(6,466)	1,602	(24.8)
Depreciation, amortization and impairment of fixed assets	(33,361)	(32,092)	(1,269)	4.0
Operating income	14,491	13,361	1,130	8.5
Earnings from associates	216	236	(20)	(8.5)
Financial results, net	(9,455)	6,890	(16,345)	n/a
Income before income tax expense	5,252	20,487	(15,235)	(74.4)
Income tax expense	(3,291)	(10,881)	7,590	(69.8)
Net income	1,961	9,606	(7,645)	(79.6)

Attributable to:
Controlling Company	1,744	9,422	(7,678)	(81.5)
Non-controlling interest	217	184	33	17.9
	1,961	9,606	(7,645)	(79.6)
Basic and diluted earnings per share attributable to the Controlling Company (in Argentine pesos)	0.81	4.37

Net income amounted to $1,961 in 1H20 vs. $9,606 in 1H19, representing a decrease of $7,645. This decrease was mainly due to lower financial results of $16,345, related to the macroeconomic context that showed a higher devaluation, partially offset by an increase in Operating income of $1,130 (+8.5% vs 1H19) and a lower income tax expenses of $7,590. Net income represents 1.5% of consolidated revenues in 1H20 (vs. 7.1% in 1H19).

I

•                 Revenues

			Variation
	1H20	1H19	$	%
Mobile Services	49,433	45,716	3,717	8.1
Internet Services	28,392	30,623	(2,231)	(7.3)
Cable Television Services	26,357	28,575	(2,218)	(7.8)
Fixed and Data Services	20,093	21,065	(972)	(4.6)
Other services revenues	383	478	(95)	(19.9)
Subtotal Services revenues	124,658	126,457	(1,799)	(1.4)
Equipment revenues	6,500	8,815	(2,315)	(26.3)
Total Revenues	131,158	135,272	(4,114)	(3.0)

During 1H20 consolidated revenues showed a decrease of 3.0% (-$4,114 vs. 1H19) amounting to $131,158. This decrease is mainly due to lower Internet Services, Cable Television Services, Fixed and Data Services and Equipment revenues, partially offset by higher Mobile Services revenues.

Services revenues amounted to $124,658 in 1H20 (-1.4% vs. 1H19) and represent 95.0% of consolidated revenues. Mobile Services revenues amounted to $49,433 in 1H20 (+$3,717 vs. 1H19), Internet Services revenues amounted to $28,392 in 1H20 (-$2,231 vs. 1H19), Cable Television Services revenues amounted to $26,357 in 1H20 (-$2,218 vs. 1H19) and Fixed and Data Services revenues amounted to $20,093 in 1H20 (-$972 vs. 1H19). Equipment revenues decreased 26.3%, amounting to $6,500 in 1H20 and represent 5.0% of total consolidated revenues.

Total revenues include $6,420 and $47,823 in 1H20 and 1H19, respectively, related to the effect of restatement in terms of current currency as of June 30, 2020.

Mobile Services

Mobile Services revenues amounted to $49,433 (+$3,717 or +8.1% vs. 1H19), being the main business in terms of service revenues (39.7% and 36.2% of services revenues in 1H20 and 1H19, respectively). The variation was mainly due to mobile services revenues in Argentina, which amounted to $43,116 (+$3,272 or +8.2% vs. 1H19), due to a 6.9% increase in ARPU and a 2.2% increase in the customer’s base.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in mobile services revenues amounts to $2,392 and $16,137 in 1H20 and 1H19, respectively.

Personal’s mobile customers amount to 18.8 million and 18.4 million as of June 30, 2020 and 2019, respectively, of which 7.6 million and 7.4 million correspond to postpaid customers, respectively. The main ratios related to the services provided to these customers were:

•                  As of June 30, 2020, 59% of total customers consist of prepaid customers, and 41% consist of postpaid customers, while, as of June 30, 2019, 60% of total customers consist of prepaid customers and 40% consist of postpaid customers.

•                  Mobile Internet services revenues are equivalent to 77% of Personal’s customer’s total services revenues.

•                  The monthly average revenue per user (“ARPU”) is $375.5 Argentine pesos per month in 1H20 (vs. $351.4 Argentine pesos per month in 1H19), representing an increase of 6.9%. The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in ARPU amounts to $18.6 Argentine pesos and $124.8 Argentine pesos in 1H20 and 1H19, respectively.

•                  The average churn rate per month amounted to 2.2% in 1H20 (vs. 2.3% average in 1H19).

In mid-2019, Telecom introduced “Smart Radio”, a new option for customers and their businesses to continue communicating. Smart Radio is a new direct and immediate voice connection service with multimedia messaging for companies and governments, which offers the best benefits of Personal’s 3G / 4G network and WiFi. In addition, it added new equipment such as CAT S31 and Cyrus CM17, which have dedicated buttons specially designed for work contexts, whether on a construction site or in a factory.

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 13.4 million customers with 4G devices throughout the country.

Mobile services revenues generated in Paraguay amounted to $6,317 (+$445 or +7.6% vs. 1H19) due to the appreciation of the Guaraní against the Argentine Peso by 33.5% and to the increase in ARPU, while the customer base remained stable.

II

The main ratios related to the mobile services in Paraguay were:

•                  Núcleo’s mobile customers remained stable in 2.3 million as of June 30, 2020 and 2019.

•                  As of June 30, 2020 and 2019, 83% of total customers consist of prepaid customers and 17% consist of postpaid customers.

•                  The monthly ARPU amounted to $402.6 Argentine pesos in 1H20 (vs. $365.9 Argentine pesos in 1H19), representing a 10.0% increase. This increase is mainly due to a 10.2% increase in the ARPU in Guaraníes in addition to the variation of the average exchange rate.

•                  The average churn rate per month amounted to 3.5% in 1H20 (vs. 2.9% in 1H19).

Internet Services

Internet services revenues amounted to $28,392 in 1H20 (-$2,231 or -7.3% vs. 1H19) driven mainly by the 6.0% decrease in broadband ARPU, which amounted to $1,160.9 Argentine pesos in 1H20 (vs. $1,235.4 Argentine pesos in 1H19). The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in ARPU amounts to $57.8 Argentine pesos and $438.6 Argentine pesos in 1H20 and 1H19, respectively.

It should be noted that customers with service of 20Mb or higher represent 67.5% and 49.6% of the total customer base as of June 30, 2020 and 2019, respectively. Revenues related to these customers represent a 72% and 52% of total Internet Services revenues as of June 30, 2020 and 2019, respectively. Within this range, there are customers who have plans of 100 Mb and 300 Mb that as of June 30, 2020 amount to 404,880 and 58,401, respectively.

By the end of June 2020, the Company launched “Infinite”. It is a new technology with an automatic switch between fixed and mobile network to have a secure Internet connection designed for corporate customers that require high-quality access and higher Internet speed. Infinite will allow customers to have access to a “Control Center”, which will provide tools for the supervision and management of the purchased link, analyzing its development and its use. It will also provide customers with tools such as access to statistics and alarms of the most important parameters of their link through a service web portal.

Internet services churn rate per month amounted to 1.3% and 1.4% as of June 30, 2020 and 2019, respectively, remaining stable the total customer base in 1H20, which amounted to 4.1 million.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in Internet Services revenues amounts to $1,396 and $10,845 in 1H20 and 1H19, respectively.

Cable Television Services

Cable Television Services revenues amounted to $26,357 in 1H20 (-$2,218 or -7.8% vs. 1H19). The variation is mainly due to the ARPU, which decreased 8.2% amounting to $1,255.3 Argentine pesos in 1H20 (vs. $1,367.2 Argentine pesos in 1H19). The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in ARPU amounts to $62.5 Argentine pesos and $485.3 Argentine pesos in 1H20 and 1H19, respectively.

It should be noted that during 2Q20 no revenues related to domestic soccer transmissions were generated, considering that the activity is suspended, with its consequent impact in ARPU.

The average monthly churn in 1H20 amounted to 1.0% (vs. 1.3% in 1H19).

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in Cable Television Services revenues amounts to $1,317 and $10,130 in 1H20 and 1H19, respectively.

Fixed Telephony and Data Services

Fixed Telephony and Data Services revenues amounted to $20,093 (-$972 or -4.6% vs. 1H19).

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in Fixed and Data Services revenues amounts to $986 and $7,435 in 1H20 and 1H19, respectively.

The average monthly revenue billed per user (“ARBU”) of fixed telephony services amounted to $519.4 Argentine pesos in 1H20 (vs. $487.9 Argentine pesos in 1H19). The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in ARBU amounts to $25.9 Argentine pesos and $173.2 Argentine pesos in 1H20 and 1H19, respectively.

In May 2020, a new security solution was launched, the “Cyber Defense Center”, designed to meet the demand for online security in productive organizations. This solution, aimed exclusively to cybersecurity monitoring, is a tailored and flexible service depending on the needs of each company, which permanently monitors the events that may occur and notifies the customer to take any necessary remediation action.

III

Equipment

Equipment revenues amounted to $6,500 (-$2,315 or -26.3% vs. 1H19). This variation is mainly due to a 40% decrease in handsets sold, partially offset by an approximately 66% increase in handset average sale prices as compared to 1H19.

It is important to highlight that the Company, in terms of devices, has continued to promote the updating of the handsets with financed offers and special discounts focused on the convergence of services.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in Equipment revenues amounts to $315 and $3,109 in 1H20 and 1H19, respectively.

•                 Operating costs (without depreciation, amortization and impairment of fixed assets)

Operating costs without depreciation, amortization and impairment of fixed assets amounted to $83,306 in 1H20, which represents a decrease of $6,513 or -7.3% vs. 1H19. These lower costs are related with the decrease in all operating costs, except for interconnection and transmission costs and bad debt expenses.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in operating costs amounts to $4,701 and $32,406 in 1H20 and 1H19, respectively.

The operating costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $24,419 in 1H20 (-$1,396 or -5.4% vs. 1H19). The decrease is mainly due to a decrease in the Company’s headcount (23,415 employees by the end of 1H20) and lower charges for dismissals, partially offset by increases in salaries agreed by the Company with several trade unions with respect to unionized employees as well as to non-unionized employees, together with related social security charges.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in employee benefit expenses and severance payments amounts to $1,207 and $9,157 in 1H20 and 1H19, respectively.

Interconnection and transmission costs

Interconnection and transmission costs, which also includes charges for roaming, cost of international outbound calls and lease of lines and circuits, amounted to $4,601 in 1H20 (+$337 or +7.9% vs. 1H19). The variation is mainly due to the increase in the exchange rate in relation to services set in US$, partially offset by lower national and international traffic.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in interconnection and transmission costs amounts to $205 and $1,521 in 1H20 and 1H19, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $13,739 in 1H20 (-$224 or -1.6% vs. 1H19).

Fees for services in 1H20 show similar level to 1H19 while fees for maintenance, materials and supplies decreased $248 vs. 1H19, mainly due to the optimization of consumption of materials and to the effect of lower activity as a result of the mandatory isolation, partially offset by increases in supplier’s services prices related to the maintenance of our networks and systems and home connections and disconnections of customers, among others.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in fees for services, maintenance, materials and supplies amounts to $1,009 and $5,074 in 1H20 and 1H19, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, that include turnover tax, municipal taxes and other taxes and fees, decreased, amounted to $9,923 in 1H20 (-$805 or -7.5% vs. 1H19). This decrease corresponds mainly to the effect of lower revenues in 1H20 vs. 1H19.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in taxes and fees with the Regulatory Authority amounts to $488 and $3,788 in 1H20 and 1H19, respectively.

IV

Commissions and advertising

Commissions (that include commissions paid to agents, collection commissions and other commissions) and advertising, amounted to $7,011 in 1H20 (-$954 or -12.0% vs. 1H19). The decrease is due to lower charges for agent commissions, lower equipment sold and, consequently, lower advertising cost related to them as a result of lower activity in connection with the mandatory isolation.

Since the first day of the mandatory isolation, the Company launched a campaign promoting all the digital communication channels and encouraging customers to use those channels for commercial issues. In order to handle that new demand, we enhanced digital support by implementing special microsites identified as “I pay from home”.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in commissions and advertising amounts to $353 and $2,811 in 1H20 and 1H19, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold amounted to $4,399 in 1H20 (-$2,222 or -33.6% vs. 1H19). Thereby, $4,058 of this amount correspond to cost of handsets sold in Argentina, which decreased 35.8% vs. 1H19, mainly due to a 40% decrease in handsets sold as compared to 1H19, partially offset by the increase in the purchase prices of handsets as compared to 1H19.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in cost of equipment and handsets amounts to $477 and $2,781 in 1H20 and 1H19, respectively.

Programming and content costs

Programming and content costs amounted to $8,991 (-$1,206 or -11.8% vs. 1H19), mainly due to operating efficiencies and signal unsubscription, including some sport signals, partially offset by prices increases of almost all other signals. It is worth mentioning that during 2Q20 no costs related to soccer programming were accrued, considering that the activity is suspended.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in programming and content costs amounts to $459 and $3,622 in 1H20 and 1H19, respectively.

Bad debt expenses

Bad debt expenses amounted to $5,359 (+$1,559 or +41.0% vs. 1H19). This increase was mainly due to the deterioration of the economic situation of the country, which includes the effects generated by the mandatory isolation, as disclosed in Note of COVID (Note 26 to the unaudited consolidated financial statements). Bad debt expenses represent 4.1% and 2.8% of consolidated revenues in 1H20 and in 1H19, respectively.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in bad debt expenses amounts to $250 and $1,365 in 1H20 and 1H19, respectively.

Other operating expenses

Other operating expenses, which include provisions, energy and other public services, insurance, leases and internet capacity, among others, amounted to $4,864 (-$1,602 or -24.8% vs. 1H19). The decrease is mainly due to lower provisions, partially offset by higher electricity and public services charges.

The effect generated by the restatement in terms of the current currency as of June 30, 2020 included in other operating expenses amounts to $254 and $2,287 in 1H20 and 1H19, respectively.

Depreciation, amortization and impairment of fixed assets

Depreciation, amortization and impairment of fixed assets amounted to $33,361 (+$1,269 or +4.0% vs. 1H19). The increase is due to the impact of the amortization of the CAPEX subsequent to June 30, 2019 as a consequence of the adjusted investment plan that the Company is developing.

On the other hand, the effect generated by the restatement in terms of the current currency as of June 30, 2020 included in depreciation, amortization and impairment of fixed assets amounts to $16,593 and $19,213 in 1H20 and 1H19, respectively.

•                 Operating income

Operating income amounted to $14,491 in 1H20 (+$1,130 or +8.5% vs. 1H19), representing 11.0% of revenues in 1H20 (vs. 9.9% in 1H19).

V

•                 Financial results, net

			Varition
	1H20	1H19	$	%
Interests on financial debts	(6,962)	(4,998)	(1,964)	39.3
Foreign currency exchange (gains) losses on financial debts	(5,793)	7,708	(13,501)	n/a
Total Debt financial expenses	(12,755)	2,710	(15,465)	(570.7)
Other foreign currency exchange gains	1,959	1,645	314	19.1
Gains on operations with notes and bonds	258	248	10	4.0
RECPAM	2,593	2,964	(371)	(12.5)
Other	(1,510)	(677)	(833)	123.0
Total other financial results, net	3,300	4,180	(880)	(21.1)
Total financial results, net	(9,455)	6,890	(16,345)	n/a

Financial results, net resulted in a loss of $9,455 in 1H20 (vs. a gain of $6,890 in 1H19). The amount recorded in Financial results, net in 1H20 mainly includes interest on financial debt measured in real terms of $6,962 (vs. $4,998 in 1H19), as a consequence of the partial refinancing of our financial debt and foreign exchange differences losses measured in real terms of $3,834 as a result of a 17.6% devaluation of the Argentine peso against the US dollar vs. a 13.6% inflation (vs. a gain of $9,353 in 1H19 as a result of the devaluation of the Argentine peso against the US dollar of 12.6% vs. an inflation of 22.4%), partially offset by the effect generated by the restatement in terms of the current currency, which amounted to a gain of $2,593 (vs. $2,964 in 1H19).

•                 Income tax expense

Telecom’s income tax charge includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to $3,291 in 1H20 vs. $10,881 in 1H19. Current tax expenses amounted to $84 in 1H20 (-$20 vs. 1H19). On the other hand, Telecom recorded a deferred tax loss of $3,207 in 1H20 (-$7,570 vs. 1H19), which include a $6,282 income tax inflation adjustment effect, according to the provisions of Law No. 27,430, as amended by Law No. 27,468.

•                 Net income

Telecom Argentina recorded a net income of $1,961 in 1H20 vs. $9,606 in 1H19, decreasing by $7,645. The decrease was mainly due to lower financial results of $16,345 as a result of the macroeconomic context, which showed a higher devaluation in real terms, partially offset by a $1,130 increase in operating income (+8.5% vs. 1H19) and a decrease in income tax expenses of $7,590. Net income represents 1.5% of consolidated revenues in 1H20 (vs. 7.1% in 1H19).

Net income attributable to controlling shareholders amounted to $1,744 in 1H20 vs. $9,422 in 1H19.

•                 Financial position, net

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and NDF less Financial debts) is debt and amounted to $131,032 and $141,793 as of June 30, 2020 and as of December 31, 2019, respectively.

•                 Capital expenditures (CAPEX) and Rights of use assets additions

CAPEX and Rights of use assets additions composition 1H20 and 1H19 is as follows:

			Variation
	1H20	1H19	$	%
PP&E	18,293	29,985	(11,692)	(39.0)
Intangibles assets	705	968	(263)	(27.2)
Total CAPEX	18,998	30,953	(11,955)	(38.6)
Rights of use assets	3,768	3,480	288	8.3
Total CAPEX and Rights of use additions	22,766	34,433	(11,667)	(33.9)

The Company and its subsidiaries’ main PP&E CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative VAS services.

VI

Additionally, Telecom has deployed the unification of the logical network and has defined the new structure for the physical transport network. It also continued with the expansion of transmission and transport networks to join the different access technologies, converting the fixed copper networks to fiber or hybrid fiber-coaxial networks to meet, in this way, the demand of services of both fixed telephony and mobile services customers. Likewise, significant investments have also been made in the pricing, billing and customer relationship systems.

3.            Telecom Group’s activities for the three-month periods ended June 30, 2020 (“2Q20”) and 2019 (“2Q19”)

			Variation
	2Q20	20Q19	$	%
Revenues	65,023	66,004	(981)	(1.5)
Operating costs without depreciation, amortization and impairment of fixed assets	(40,380)	(43,194)	2,814	(6.5)
Depreciation, amortization and impairment of fixed assets	(16,228)	(16,473)	245	(1.5)
Operating income	8,415	6,337	2,078	32.8
Earnings from associates	119	75	44	58.7
Financial results, net	(7,849)	6,725	(14,574)	n/a
Income before income tax expense	685	13,137	(12,452)	(94.8)
Income tax expense	(1,507)	(5,530)	4,023	(72.7)
Net (loss) income	(822)	7,607	(8,429)	n/a

Attributable to:
Controlling Company	(942)	7,497	(8,439)	n/a
Non-controlling interest	120	110	10	9.1
	(822)	7,607	(8,429)	n/a

Basic and diluted earnings per share attributable to the Controlling Company (in Argentine pesos)	(0.44)	3.48

Revenues in 2Q20 amounted to $65,023, operating costs -including depreciation, amortization and impairment of fixed assets- amounted to $56,608, operating income amounted to $8,415 –equivalent to 12.9% of consolidated revenue in 2Q20 vs. 9.6% in 2Q19- and net loss amounted to $822 (-1.3% of consolidated revenues). Net loss attributable to the Controlling Company amounted to $942.

Services revenues amounted to $61,898 in 2Q20 -equivalent to 95.2% of consolidated revenues-, and equipment revenues amounted to $3,125 in 2Q20 -equivalent to 4.8% of consolidated revenues-.

Mobile services revenues amounted to $25,063 in 2Q20 -equivalent to 40.5% of consolidated services revenues- which were mainly generated by Personal’s customers in Argentina and, to a lesser extent, by Personal’s customers in Paraguay.

Internet services revenues amounted to $14,002 in 2Q20 -equivalent to 22.6% of consolidated services revenues-.

Additionally, cable television services revenues amounted to $12,532 –equivalent to 20.2% of consolidated service revenues and they are mainly composed of services revenues provided in Argentina and Uruguay. Fixed and data services revenues amounted to $10,106 in 2Q20 –equivalent to 16.3% of consolidated service revenues-.

Operating costs without depreciation, amortization and impairment of fixed assets amounted to $40,380 in 2Q20, being the main components, employee benefit expenses and severance payments (amounted to $12,065); fees for services, maintenance, materials and supplies (amounted to $6,491); taxes and fees with the Regulatory Authority (amounted to $4,888); programming and content costs (amounted to $4,011); and commissions and advertising (amounted to $3,249). It is worth mentioning that lower operating costs were registered related to the lower activity as a result of the mandatory isolation.

Depreciation, amortization and impairment of fixed assets amounted to $16,228 in 2Q20 -equivalent to 25.0% of consolidated revenues-.

Operating income amounted to $8,415 in 2Q20, resulting in a margin over consolidated revenues of 12.9% (vs. 9.6% in 2Q19).

Financial results, net amounted to a loss of $7,849 in 2Q20, mainly due to net foreign exchange differences losses, measured in real terms, amounting to $4,988, and interests on debts amounting to $3,582, partially offset by net gain on restatement in terms of current currency amounting to $1,481.

Telecom Argentina obtained a net loss amounting to $822 in 2Q20, which represents -1.3% of consolidated revenues. Net loss attributable to the controlling shareholders amounted to $942 in 2Q20.

VII

4.            Summary of comparative consolidated statements of financial position

	June 30,
	2020	2019	2018
Current assets	76,652	61,275	66,144
Non-current assets	586,940	593,800	584,803
Total assets	663,592	655,075	650,947
Current liabilities	128,323	87,837	139,124
Non-current liabilities	182,706	170,784	116,490
Total liabilities	311,029	258,621	255,614
Equity attributable to the Controlling Company	347,432	391,553	389,761
Equity attributable non-controlling interest	5,131	4,901	5,572
Total Equity	352,563	396,454	395,333
Total liabilities and equity	663,592	655,075	650,947

5.            Summary of comparative consolidated income statements

	1H20	1H19	1H18
Revenues	131,158	135,272	152,863
Operating costs	(116,667)	(121,911)	(125,536)
Operating income	14,491	13,361	27,327
Earnings from associates	216	236	251
Financial results, net	(9,455)	6,890	(28,006)
Income (loss) before income tax expense	5,252	20,487	(428)
Income tax expense (gain)	(3,291)	(10,881)	5,242
Net income	1,961	9,606	4,814
Other comprehensive (loss) gain, net of tax	(1,063)	(3,027)	2,829
Total comprehensive income	898	6,579	7,643
Attributable to Controlling Company	874	7,013	6,615
Attributable to non-controlling interest	24	(434)	1,028

6.            Summary of comparative consolidated statements of cash flow

	1H20	1H19	1H18
Net cash flows provided by operating activities	47,276	46,569	37,698
Net cash flows used in investing activities	(23,571)	(25,341)	(23,351)
Net cash flows used in financing activities	(4,675)	(5,178)	(13,769)
Net foreign exchange differences and RECPAM on cash and cash equivalents	1,073	(2,047)	3,168
Total cash and cash equivalents provided during the period	20,103	14,003	3,746

7.            Statistical data (in physical units in index-term)

	06.30.20	06.30.19	06.30.18
Cable TV Subscribers (i)	100.2%	99.8%	99.8%
Internet Access (ii)	100.8%	101.7%	101.0%
Fixed telephony services lines (ii)	84.2%	89.4%	96.9%
Personal Mobile telephony services lines (ii)	99.1%	97.0%	98.2%
Núcleo’s customers (ii)	95.4%	97.5%	97.2%

(i)                Base December 2013= 100

(ii)              Base December 2017= 100

8.            Consolidated ratios

	06.30.20	06.30.19	06.30.18
Liquidity (1)	0.60	0.70	0.48
Solvency (2)	1.13	1.53	1.55
Locked-up capital (3)	0.88	0.91	0.90

1)                Current assets/Current liabilities.

2)                Total equity/Total liabilities.

3)                Non-current assets/Total assets.

9.            Outlook

We started 2020 with an unprecedented and challenging scenario for humanity as a whole since the health crisis triggered by COVID-19. Governments all over the world have implemented drastic social isolation measures to safeguard their people. In an attempt to contain the extent of the spread of the virus and protect the population, public and private institutions were closed, free movement of people was limited, borders were closed, and massive shows and sports events were banned, among other.

VIII

In Argentina, through an Emergency Decree issued on March 20, the National Government established a series of measures aimed at reducing the movement of the population to minimize the massive impact of the pandemic on the health system. To this end, the National Government ordered the Mandatory and Preventive Social Isolation and the suspension of non-essential commercial activities, allowing the movement of only those people involved in the provision/production of essential services and products. The mentioned isolation, depending on the evolution of the epidemiological situation in different country regions, has had modifications and showed progress and setbacks in the levels of restriction on the movement of people and allowed economic activities.

The scope and real impact of the pandemic on the Argentine economy is still undefined, considering also that the country already had difficulties by the end of 2019. The economic slowdown and the current recession show a complex situation and uncertainty about the characteristics that the post-pandemic recovery may have.

For most of the companies in Argentina and in the world, the current context is expected to cause a further deterioration of the economic variables. Clearly Telecom is not oblivious to this situation. However, one of the most visible consequences of the current health situation is the essential role of the telecommunications services: Our infrastructure contributes to provide, through the capacity of fixed and mobile networks, essential services for critical functions such as security and health. Connectivity facilitates home office, e-commerce and the educational continuity through virtual learning platforms, as well as access to information and entertainment, as well as staying in touch with the loved ones.

Due to the investments in infrastructure we made over the last years, we have equipment and systems that enable our networks to work efficiently even with the increased use of the services we provide, both fixed and mobile connectivity, since the beginning of the Mandatory and Preventive Social Isolation. In this sense, the pandemic worked out as a catalyst for the digital transformation that the Company had been going through and, even in this context, we have achieved great milestones in the renewal of our core platforms, focused on the omni-channel experience of our customers and on the transformation of the back office in all areas.

In order to continue with our operations to continue providing essential services to our more than 28 million customers, and at the same time take care of the health and wellness of our employees and of all those who constitute a part of our value chain, we implemented different work modalities in record time, prioritizing a delocalized for management support tasks. We enhanced the cleaning and disinfection at working places and environments for those tasks that cannot be performed remotely, we minimized interpersonal contact and provided hand washing and sanitizing methods, in accordance with the protocol established by the Superintendence of Labor Risks.

In relation to our customer contact, we fully handled via our digital and telephone channels. However, in compliance with effective regulations in each locality, commercial offices recently opened in some locations with less than 100,000 inhabitants, accompanying the different phases of the isolation opening that are taking place in different cities of the country where Telecom has an active presence through its business brands.

As regards technical support, due to the reconversion of our networks and systems, several tasks can be conducted remotely. In those situations, our technicians provide support to our customers virtually, guiding them to solve any inconveniences at their homes.

In the case of new installations and repairs that have to be made inside our customers’ homes (giving priority to cases considered to be critical), Telecom provided technical teams with personal care and safety kits and training for the proper and safe use of those elements.

Our Crisis Committee, comprised with members of Top management, continues leading the operation management to address the different scenarios that may arise and to make quick decisions.

With all these actions, we managed to assure the operations continuity of the Company to minimize the potential deterioration of our results as a consequence of this scenario and, at the same time, to maintain our customer service and satisfaction level.

On the other hand, in macroeconomic terms, during the second quarter of the year an acceleration of the monthly devaluation rate over the inflation rate was noticed. Telecom’s economic and financial results, like those of other companies operating in the country, are not unrelated to the impact of these currency fluctuations, especially considering that we need to continue investing in dollarized supplies for the deployment of our infrastructure and systems to maintain and expand the capacity of our networks and platforms, operating in the local market in Argentine pesos.

According to this, the economic situation forces us to strongly focus management on operating efficiencies in order to maintain growth levels in line with the investments committed. However, we reaffirm our commitment to the development of the country through a strategic investment plan aimed to the deployment and modernization of infrastructure throughout the national territory.

IX

Finally, Telecom obtained, once again, the support of the international market and in early August issued new Notes for a nominal value of US$388.9 million, maturing in August 2025. The subscription of these notes was made through the exchange of 77.74% of outstanding Class “A” Notes maturing in 2021 and in cash, which will be used to refinance financial debt.

Now more than ever, we continue fulfilling our commitment: ensure the continuity and quality of all our services to continue accompanying our customers with the challenge of staying at home, taking care of our people and continue transforming our processes and systems to become more agile, efficient and digital.

Carlos Moltini
President

X

CORPORATE INFORMATION

•             INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
2Q19	153.50	118.55	5.3
3Q19	153.25	107.05	4.4
4Q19	170.80	131.00	2.8
1Q20	215.35	141.20	2.4
2Q20	259.35	151.95	6.7

NYSE*

	Market quotation (US$/ADS)		Volume of ADSs
Quarter	High	Low	traded (in millions)
2Q19	17.95	13.13	35.7
3Q19	18.03	8.94	20.5
4Q19	11.71	8.64	15.1
1Q20	12.22	7.79	11.4
2Q20	11.44	6.64	14.1

* Calculated at 1 ADS = 5 shares

•             INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Autonomous City of Buenos Aires
Argentina
Tel: 54-11-4968-3628

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•             INTERNET http://institucional.telecom.com.ar/inversores/

•             DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

XI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	August 21, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations